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TABLE OF CONTENTS

As filed with the Securities and Exchange Commission on September 20, 2005

Registration No. 333-127745

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Effective Amendment No. 1
to
FORM SB-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

URANIUM RESOURCES, INC.
(Name of small business issuer in its charter)

Delaware (State or jurisdiction of incorporation or organization)	1094 (Primary Standard Industrial Classification Code No.)	75-2212772 (IRS Employer Identification No.)a
650 South Edmonds, Suite 108, Lewisville, TX 75607 972-219-3330 (Address and telephone number of principal executive office and principal place of business)
THOMAS H. EHRLICH 650 South Edmonds, Suite 108 Lewisville, TX 75607 972-219-3330 (Name, Address and Telephone Number of Agent for Service)

Copies to:
ALFRED C. CHIDESTER
Baker & Hostetler LLP
303 East 17th Avenue Suite 1100
Denver, Colorado 80203
Phone No.: 303-764-4091
Fax No.: 303-861-2307

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Post Effective Amendment to the Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

109,238,491 Shares of Common Stock for Resale by Certain Stockholders

Uranium Resources, Inc.

Common Stock

        This Prospectus relates to the resale of up to 109,238,491 shares of the Company's Common Stock, par value $0.001 per share, that may be offered and sold, from time to time, by the Selling Stockholders identified in this Prospectus.

        The offering price for shares sold by Selling Stockholders will be negotiated through private transactions or will be at the prevailing market price as quoted on any exchanges on which the Company's shares are traded at the time of sale. Selling Stockholders may sell their shares directly or through agents or broker-dealers acting as agents on behalf of such Selling Stockholders. The Selling Stockholders may engage brokers, dealers or agents, who may receive commissions or discounts from the Selling Stockholders.

        Uranium Resources will not receive any of the proceeds from sales of shares by Selling Stockholders. Uranium Resources will pay substantially all the expenses incident to the registration of the shares, except for sales commissions and other expenses of Selling Stockholders applicable to sales of their respective shares.

        Uranium Resources' Common Stock is not currently listed on any national securities exchange or the NASDAQ Stock Market. Uranium Resources' Common Stock is quoted on Over the Counter Bulletin Board ("OTCBB") under the symbol URIX. On August 16, 2005, the last reported sales price of Uranium Resources' Common Stock was $0.70 per share.

        Before you make your investment decision, please read carefully the "Risk Factors" section beginning on page 6, where specific risks associated with these securities are described.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

Our mailing address and telephone number is as follows:

Uranium Resources, Inc.
650 South Edmonds, Suite 108
Lewisville, TX, 75067
972-219-3330

The date of this Prospectus is September [    ], 2005

TABLE OF CONTENTS

PROSPECTUS SUMMARY
RISK FACTORS
PRICE RANGE OF COMMON STOCK
MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
OUR BUSINESS
The Company
Uranium Reserves/Mineralized Material
The In Situ Leach Mining Process
Environmental Considerations and Permitting
Reclamation and Restoration Costs and Bonding Requirements
Water Rights
Competition
DESCRIPTION OF PROPERTIES
South Texas
New Mexico Properties
Insurance
Reclaimed Properties
LEGAL PROCEEDINGS
New Mexico Radioactive Material License
New Mexico UIC Permit
Kingsville Dome Production Area 3
Texas Department of Health Bonding Issues
Other
MANAGEMENT
Directors
Arrangements Regarding Election of Directors
Other Executive Officers
EXECUTIVE COMPENSATION
Summary Compensation Table
Supplemental Health Care Plan
401(k) Profit Sharing Plan
Employees' Stock Option Plans
Deferred Compensation Plans
Option Grants in Last Fiscal Year
Aggregated Stock Option Exercises in 2004 Fiscal Year and 2004 Fiscal Year End Option Values
Director Compensation
Compensation Agreements with Key Executives
Securities Authorized for Issuance Under Equity Compensation Plans
SECURITY OWNERSHIP
Principal Stockholders
Directors and Executive Officers
DESCRIPTION OF CAPITAL STOCK
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
EXPERTS
VALIDITY OF THE COMMON STOCK
WHERE YOU CAN FIND ADDITIONAL INFORMATION
GLOSSARY OF CERTAIN URANIUM INDUSTRY TERMS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        You should rely only on the information contained in this Prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This Prospectus may only be used where it is legal to sell these securities. The information in this Prospectus may only be accurate on the date of this Prospectus.

PROSPECTUS SUMMARY

        This summary of selected information from this Prospectus does not contain all information that may be important to you. This Prospectus includes specific terms of this offering, information about our business and financial data. We encourage you to read this Prospectus in its entirety before making an investment decision. See "GLOSSARY OF URANIUM INDUSTRY TERMS" on page 44 of this Prospectus for some relevant definitions.

The Offering

Trading Symbol	URIX
Common Stock Outstanding:	162,551,846 shares of Common Stock.
Common Stock Offered by Selling Stockholders	109,283,491 shares of Common Stock. This represents 67.2% of the total outstanding shares of Company Common Stock.
Use of Proceeds
We will not receive any of the proceeds from sales of shares of Common Stock registered hereunder. We will pay substantially all the expenses incident to the registration of such shares, except for sales commissions and other expenses of Selling Stockholders.
Registration Rights	We agreed to register the shares of Common Stock subject to this Prospectus pursuant to various contractual arrangements with the Selling Stockholders.

Our Company

        We are located at 650 South Edmonds Lane, Suite 108, Lewisville, Texas 75067. Our telephone number is 972-219-3330.

        We were organized in 1977 to mine uranium in the United States using the in situ leach mining process, a process in which groundwater fortified with oxidizing agents is pumped into the ore body causing the uranium contained in the ore to dissolve. The resulting solution is pumped to the surface where it is further processed to a dried form of uranium that is shipped to conversion facilities for sale to our customers. This process is generally more cost effective and environmentally benign than conventional mining techniques.

        Since 1988, we have produced about 6.1 million pounds of uranium from two South Texas properties, 3.5 million pounds from Kingsville Dome and 2.6 million pounds from Rosita. Additional mineralized uranium materials exist at Kingsville Dome and Rosita. In 1999 we shut-in our production because of depressed uranium prices, and from the first quarter of 2000 until December 2004 we had no source of revenue and had to rely on equity infusions to remain in business.

        Since 2000, the spot price for uranium has increased from $7.10 to $29.85 at August 15, 2005. In May 2004, we raised approximately $5.9 million by the sale of about 39.3 million shares of Common Stock at $0.15 per share and commenced the development and mining of our Vasquez property in South Texas. Wellfield injection commenced in October 2004, and we produced approximately 76,200 pounds of uranium in the fourth quarter of 2004 and sold 72,350 pounds in December 2004.

        Production from Vasquez in the first six months of 2005 was less than projected and totaled approximately 174,000 pounds, less than half of that needed to satisfy the 2005 scheduled deliveries under our long-term uranium sales contracts. We experienced chemical and permeability obstacles in the Vasquez formation that were not experienced at our Kingsville Dome and Rosita properties. Beginning in November 2004, we developed a plan to address the problems and increase the production rate. We began constructing a third remote ion exchange plant (satellite plant) and the drilling of additional production wells to reduce the distance between our injection and production wells. The reduction in spacing of wells on a portion of the wellfield resulted in an increase in grades. We then implemented the program in the two existing wellfields and designed new wellfields to reflect the closer well spacing. We expect Wellfield 3 and the third satellite plant to come on line in September 2005 with full benefits realized by October 2005. We also plan to bring on additional wellfields to supply feed to a fourth satellite plant in November 2005, in order to increase the flow of wellfield solutions. These actions are expected to provide an increased circulation of wellfield solution and achieve production rates that meet the annual scheduled deliveries under our delivery contracts. Under our delivery contracts a shortfall in 2005 deliveries (if any) will be made up in 2006, and one-half of 2005 actual production will go to each of the purchasers

        During 2005, we plan to continue actively working towards the completion of the Production Area Authorization #3 review by Texas regulators at Kingsville Dome. See "Legal Proceedings." We expect the review will be completed in the fourth quarter of 2005, allowing the commencement of production at Kingsville Dome later this year or early in 2006. The Company is currently evaluating contracting opportunities for the Kingsville Dome production. In addition, the Company is evaluating further development potential at currently licensed sites of Rosita and Kingsville Dome.

        During 2005, the Company plans to purchase additional uranium properties through the acquisition of known uranium deposits within the South Texas uranium trend. These small deposits, ranging from 1.5 to 4 million pounds of uranium, are ideally suited for the Company's satellite plant technology. The Company plans to feed the resulting production through its currently idle Rosita Plant. We plan to upgrade the Rosita Plant by the addition of an additional elution circuit and a yellowcake dryer. In addition, the Company plans to begin an aggressive exploration program in favorable areas along the South Texas uranium trend. Utilizing our database, the Company has identified a number of uranium target areas. Discussions are under way to obtain the exploration rights to these properties.

        On August 12, 2005 the Company issued 24,000,000 shares of common stock at $0.50 per share to selected accredited investors, raising a total of $12 million. The Company paid a fee of $336,000 in cash and 448,000 shares of Common Stock to a placement agent in connection with the offering.

        The Company plans to use the proceeds of the offering for its South Texas mining operations. This registration statement registers the resale of the shares. Two private investment partnerships managed by George R. Ireland, a director of the Company, purchased 1,600,000 shares in the offering.

        As of July 31, 2005, we had 56 employees, including four geologists, eight engineers and two certified public accountants. We have field offices at Kingsville Dome, Vasquez, Rosita and Crownpoint, New Mexico.

RISK FACTORS

        Investing in our Common Stock will provide you with an equity ownership in Uranium Resources. As one of our stockholders, you will be subject to risks inherent to our business. The trading price of your shares will be affected by the performance of our business relative to, among other things, competition, market conditions and general economic and industry conditions. The value of your investment may decrease, resulting in a loss. You should carefully consider the following factors as well as other information contained in this Prospectus before deciding to invest in shares of our Common Stock.

        The factors identified below are important factors (but not necessarily all of the important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company. Where any such forward-looking statement includes a statement of the assumptions or bases underlying such forward-looking statement, we caution that, while we believe such assumptions or bases to be reasonable and make them in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending upon the circumstances. Where, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to the future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will result, or be achieved or accomplished. Taking into account the foregoing, the following are identified as important risk factors that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company.

Our inability to obtain financial surety would threaten our ability to continue in business.

        In order to continue operations at the Vasquez property we expect to be required to post additional financial surety in the range of $1.2 million with the state of Texas in the third quarter of 2005. We will need to fully cash collateralize any letters of credit we obtain. If we are unable to post the necessary cash collateral we will not be able to obtain the necessary letters of credit.

        We anticipate that our future bonding requirements will increase significantly when future development and production occurs at our sites in Texas and New Mexico. The amount of the surety for each producing property is subject to annual review and revision by regulators.

More stringent federal and state regulations could adversely affect our business.

        If we are unable to obtain or maintain permits or water rights for development of our properties or otherwise fail to manage adequately future environmental issues, our operations could be materially and adversely affected. We have expended significant resources, both financial and managerial, to comply with environmental protection laws, regulations and permitting requirements and we anticipate that we will be required to continue to do so in the future. Although we believe our properties comply in all material respects with all relevant permits, licenses and regulations pertaining to worker health and safety as well as those pertaining to the environment, the historical trend toward stricter environmental regulation may continue.

The volatility of uranium prices makes our business uncertain.

        The volatility of uranium prices makes long-range planning uncertain and raising capital difficult. The price of uranium is affected by numerous factors beyond our control, including the demand for nuclear power, political and economic conditions, and legislation and production and costs of production of our competitors.

The only market for uranium is nuclear power plants, and there are only a few customers.

        We are dependent on a small number of electric utilities that buy uranium for nuclear power plants. Because of the limited market for uranium, a reduction in purchases of newly-produced uranium by electric utilities for any reason (such as plant closings) would adversely affect the viability of our business.

The price of alternative energy sources affects the demand for and price of uranium.

        Lower prices of oil, gas, coal and hydro-electricity and the possibility of developing other low cost sources for energy, have made and could continue to make nuclear power a less attractive fuel to generate electricity, thus resulting in lower demand for uranium. Maintaining the demand for uranium at current levels and future growth in demand will depend upon acceptance of nuclear technology as a means of generating electricity.

Public acceptance of nuclear energy is uncertain.

        Lack of public acceptance of nuclear technology would adversely affect the demand for nuclear power and increase the regulation of the nuclear power industry.

Because we have limited capital, inherent mining risks pose a significant threat to us.

        Because we are small with limited capital, we are unable to withstand significant losses that can result from inherent risks associated with mining, including environmental hazards, industrial accidents, flooding, interruptions due to weather conditions and other acts of nature. Such risks could result in damage to or destruction of our wellfield infrastructure and production facilities, as well as to adjacent properties, personal injury, environmental damage and processing and production delays, causing monetary losses and possible legal liability.

Our inability to obtain insurance would threaten our ability to continue in business.

        We currently have liability and property damage insurance that we believe is adequate. However, the insurance industry is undergoing change and premiums are being increased. If premiums should increase to a level we cannot afford, we could not continue in business.

If we cannot add additional reserves to replace production in the future, we would not be able to remain in business.

        Our future uranium production, cash flow and income are dependent upon our ability to mine our current properties and acquire and develop additional reserves. Reserves at our Kingsville Dome and Rosita production sites were depleted in 1999, although there is the potential for developing additional wellfields at Kingsville Dome. There can be no assurance that our properties will be placed into production or that we will be able to continue to find and develop or acquire additional reserves.

Competition from better-capitalized companies affects prices and our ability to acquire properties, capital and personnel.

        The amount of uranium produced by competitors or imported into the United States has a material impact on uranium prices. There is global competition for uranium properties, capital, customers and the employment and retention or qualified personnel. In the production and marketing of uranium there are about 15 major producing entities, some of which are government controlled and all of which are significantly larger and better capitalized than we are. We also compete with uranium recovered from the de-enrichment of highly enriched uranium obtained from the dismantlement of

United States and Russian nuclear weapons and imports to the United States of uranium from the rest of the World.

Over 43% of our shares of Common Stock is controlled by Principal Stockholders and Management

        Over 43% of our Common Stock is controlled by three stockholders of record. In addition, our directors and officers are the beneficial owners of about 6.5% of our Common Stock. This includes with respect to both groups shares that may be purchased upon the exercise of outstanding options. Such ownership by the Company's principal stockholders, executive officers and directors may have the effect of delaying, deferring, preventing or facilitating a sale of the Company or a business combination with a third party.

The availability for sale of a large amount of shares may depress the market price for our Common Stock.

        The Company has 162,551,846 shares of Common Stock currently outstanding of which 55.8% or 90,761,152 shares are owned by non-affiliates of the Company and are believed by the Company to be freely transferable without restriction in the United States. All of the remaining shares may be sold under a Registration Statement on Form SB-2, of which this Prospectus is a part. The availability for sale of such a large amount of shares may depress the market price for our Common Stock and impair our ability to raise additional capital through the public sale of Common Stock. The Company has no arrangement with any of the holders of the foregoing shares to address the possible effect on the price of the Company's Common Stock of the sale by them of their shares.

PRICE RANGE OF COMMON STOCK

        Our shares have been quoted on the Over the Counter Bulletin Board since October 15, 2004 and we have been dually quoted on both the OTCBB and the Pink Sheets since that date. From January 1, 2003 until June 24, 2003, we were quoted on the OTCBB. From June 25, 2003, until October 15, 2004, we were quoted only on the Pink Sheets.

        The following table sets forth the high and low bid prices for the Common Stock as reported on the applicable markets for the periods indicated:

	Common Stock
Fiscal Quarter Ending
	High	Low
June 30, 2005	$0.71	$0.40
March 31, 2005	0.97	0.65
December 31, 2004	0.88	0.64
September 30, 2004	0.75	0.36
June 30, 2004	0.33	0.20
March 31, 2004	0.38	0.25
December 31, 2003	0.27	0.12
September 30, 2003	0.29	0.02
June 30, 2003	0.10	0.035
March 31, 2003	0.08	0.04

        As of August 12, 2005, we had 162,513,596 shares of Common Stock outstanding. On that date, there were approximately 238 holders of record.

Dividends

        We have never paid any cash or other dividends on our Common Stock, and we do not anticipate paying dividends for the foreseeable future.

USE OF PROCEEDS

        The Company will not receive any proceeds received from the sale of the shares by the Selling Stockholders.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Forward Looking Statements

        This Management's Discussion and Analysis or Plan of Operation contains "forward looking statements." These statements include, without limitation, statements relating to liquidity, financing of operations, continued volatility of uranium prices and other matters. The words "believes," "expects," "projects," "targets," "estimates" or similar expressions identify forward-looking statements. We do not undertake to update, revise or correct any of the forward-looking information. Readers are cautioned that such forward-looking statements should be read in conjunction with our disclosures under the heading: "Risk Factors" beginning on page 6.

RESTATEMENT OF FINANCIAL STATEMENTS

        The financial statements for the year ended December 31, 2004 and the six months and three months ended June 30, 2005 and 2004, have been restated to give effect for fair value accounting of certain uranium sales under FAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The Company determined that at December 31, 2003, its long-term uranium sales contracts met the definition of derivative financial instruments for financial statement reporting purposes, and the financial statements have been restated as of such date, to record these contracts at fair value.

Financial Condition and Results of Operations

Six Months and Three Months Ended June 30, 2005 and 2004 Consolidated Results of Operations

        For the six months ended June 30, 2005 and 2004, our results of operations were a net loss of ($12,440,000) and a net loss of ($9,665,000) and included non-cash unrealized losses on derivatives of ($11.4) million and ($8.6) million respectively. For the three months ended June 30, 2005 and 2004, our results of operations were a net loss of ($10,082,000) and a net loss of ($2,431,000) and included non-cash unrealized losses on derivatives of ($9.0) million and ($2.0) million respectively.

        In the first six months of 2005, we sold 144,660 pounds of Vasquez production resulting in revenues of $2.8 million (including $253,000 from the renegotiation of the contract price of our 2004 sales). There was no uranium sold or revenues generated in the first six months of 2004. In the second quarter of 2005, we sold 61,380 pounds of Vasquez production resulting in revenues of $1.1 million. There was no uranium sold or revenues generated in the second quarter of 2004.

        Our operating expenses and related royalties and commissions for Vasquez production sold in the six months and three months ended June 30, 2005 totaled $1,375,000 and $632,000, respectively; and we incurred $36,000 and $14,000 of stand-by costs at the Rosita project that was charged to operations. In the six months and three months ended June 30, 2004, there were no cost of sales related to production sold during the year, but we did incur $330,000 and $140,000, respectively of stand-by costs that were charged to operations. In the six months and three months ended June 30, 2005 we incurred depreciation and depletion cost of sales from our Vasquez production of $553,000 and $268,000, respectively and $11,000 and $5,000, respectively of stand-by depreciation cost from the Rosita project. In the six and three months ended June 30, 2004, we incurred depreciation related to stand-by activities of $13,000 and $7,000, respectively. Accretion and amortization of future restoration costs in six months ended June 30, 2005 and 2004 totaled $171,000 and $131,000, respectively and $96,000 and $8,000, respectively.

        We incurred general and administrative charges and corporate depreciation of $1,618,000 in the first six months of 2005 and $717,000 for the same period in 2004. The increase in these charges in 2005 resulted primarily from stock compensation expense of $444,000 incurred in the second quarter of 2005 (see Note 6. "Stock Based Compensation") and increased personnel costs related to Vasquez project activities, increases in insurance premiums and legal fees.

        Selected Production, Price and Cost of Uranium Sold Data for the three and six months ended June 30,

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Pounds of uranium produced	81,111	—	173,941	—
Pounds of uranium sold	61,380	—	144,660	—
Average sales price per pound(1)	$17.28	—	$19.13	—
Cost of produced pounds sold(2)(3)	$13.56	—	$12.06	—
Royalties/commissions per pound	$1.11	—	$ 1.27	—

(1)
Average sales price per pound for the six months includes approximately $253,000 in revenue recorded in 2005 related to a renegotiation of the contract price completed in the first quarter of 2005 for pounds sold in 2004.

(2)
The cost per pound for the three and six months in 2005 excludes standby costs incurred of $19,000 and $47,000, respectively. Such standby costs of $147,000 and $343,000 were charged to operating expense in the three months and six months ended June 30, 2004, respectively. It also excludes any amortization of $2.7 million of Vasquez costs capitalized in prior periods and written off prior to 2004.

(3)
Cost of produced pounds sold for the three and six months ended June 30, 2005 includes plant and wellfield operations costs ($9.19 and $8.24, respectively) and depreciation and depletion of capital costs ($4.37 and $3.82, respectively). The estimated future costs of restoring the groundwater and the reclamation and decommissioning of surface and facilities ($1.20/lb.) are treated as a period cost and are not included herein as a cost of production.

Years Ended December 31, 2004 and 2003 Consolidated Results of Operations

        For the years ended December 31, 2004 and 2003, our net losses were $15.8 million and $3.1 million respectively. The losses for 2004 and 2003 included non-cash unrealized losses on derivatives of $13.1 million and $2.7 million, respectively, (see narrative below regarding "Derivative Financial Instruments") and start-up costs for the Vasquez project and sales and cost of sales from Vasquez production during the fourth quarter. During 2004, we sold 72,350 pounds of Vasquez production resulting in revenues of $1.0 million. There was no uranium sold or revenues generated in 2003. The cost of sales and related royalties and commissions for Vasquez production sold in 2004 totaled $919,000; and we incurred $607,000 of pre-production and stand-by costs at the Vasquez, Kingsville Dome and Rosita projects that were charged to operations in 2004. In 2003, there was no cost of sales related to production sold during the year, but we did incur $491,000 of stand-by costs that were charged to operations during 2003. Accretion and amortization of future restoration costs in 2004 and 2003 totaled $242,000 and $338,000, respectively. In 2004 and 2003, we charged to earnings the writedown of uranium assets of $46,000 and $340,000, respectively. We incurred general and administrative charges and corporate depreciation of $2.0 million in 2004 and $884,000 in 2003. The increase in these charges in 2004 resulted primarily from the increases in activities required to bring the Vasquez project into production during 2004. In 2003, we recorded the cumulative effect of an accounting change as a result of the adoption of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations ("FAS 143"), which resulted in an increase to earnings of approximately $1.4 million in 2003. See "Impact of Recent Accounting Pronouncements" below.

  Selected Production, Price and Cost of Uranium Sold Data

	2004	2003
Pounds of uranium produced	76,186	—
Pounds of uranium sold	72,350	—
Average sales price per pound	$13.95	—
Cost of produced pounds sold(1, 2)	$11.76	—
Royalties/commissions per pound	$0.94	—

(1)
The cost per pound excludes standby costs incurred in 2004 at Kingsville Dome and Rosita of $440,000 and pre-production operational costs at Vasquez of $167,000. Such standby and pre-production costs were charged to operating expense in 2004. It also excludes any amortization of $2.7 million of Vasquez costs capitalized in prior periods and written off prior to 2004.

(2)
Cost of produced pounds sold includes plant and wellfield operations costs ($8.50) and depreciation and depletion of capital costs ($3.26). The estimated future costs of restoring the groundwater and the reclamation and decommissioning of surface and facilities ($1.20/lb.) are treated as a period cost and are not included herein as a cost of production.

  Cash Sources and Uses

  Six Months and Three Months Ended June 30, 2005 and 2004

        As of June 30, 2005 we had a cash balance of approximately $479,000 compared to $269,000 at December 31, 2004.

        In the first six months of 2005, we generated net cash flow from operations of $79,000, primarily from sales of 144,660 pounds of uranium from our Vasquez project. We also raised $600,000 in financing activities from the issuance of one year notes and $1,500,000 from a private placement closed in May 2005, which resulted in the issuance of 3,333,333 shares of our Common Stock.

        In the first six months of 2004 we raised $6,546,000 from three private placements closed in January, February and May 2004, which resulted in the issuance of 46,067,000 shares of our Common Stock.

        Our uses of cash in the first six months of 2005 were made primarily on expenditures for property, plant and equipment at Vasquez of $1,459,000, additions to Kingsville Dome of $207,000 and other property additions in Texas and New Mexico of $267,000. Uses of cash in the first six months of 2004 were on expenditures for property, plant and equipment at Vasquez of $975,000, additions to Kingsville Dome of $358,000, other property additions in Texas and New Mexico of $135,000 and working capital needs of approximately $607,000.

  Years Ended December 31, 2004 and 2003

        In 2004, our primary source of cash flow was from financing activities in which we raised $7.3 million from the issuance of approximately 52.2 million shares of our Common Stock. Of the cash raised, $6.5 million was from three private placements closed in January, February and May 2004, which resulted in the issuance of approximately 46.1 million shares of our Common Stock. In the fourth quarter of 2004, we issued approximately 6.1 million shares of Common Stock resulting from the exercise of certain outstanding warrants issued in 2000, and we also issued 515,000 shares of our Common Stock in the connection with the exercise of certain employee stock options. The cash raised in these transactions was $675,000 and $100,000, respectively. Additionally, in 2004 our other major source of cash resulted from the sales of uranium under our long-term contracts. Such sources contributed approximately $668,000 of cash flow in 2004.

        Our uses of cash in 2004 were made primarily for expenditures for property, plant and equipment required to commence production at Vasquez of $2.7 million, additions made to Kingsville Dome primarily to ready the facility to process Vasquez production of $905,000 and other property additions in Texas and New Mexico of $340,000. Other uses of cash included the purchase of certificates of deposit to collateralize the financial surety needs required under the terms of our operating licenses and permits of $831,000 and expenditures used in operations, restoration activities and other changes in working capital of $2.4 million, $572,000 and $183,000, respectively.

        In 2003, our primary sources of cash flow were from the issuance of approximately 12.5 million shares of our common stock, which contributed $581,000 of cash flow and the reduction in monies held in long-term certificates that collateralized our financial surety obligations of approximately $996,000 during the year.

        Uses of cash in 2003 were primarily for cash used in operations and other working capital needs of $829,000 and $1.1 million, respectively and expenditures for property, plant and equipment at our Texas and New Mexico projects of $341,000.

  Liquidity

        Severely depressed uranium prices, in mid-1999 caused us to reduce our payroll and shut in our producing properties. From that time until 2004, the Company had relied on equity infusions to remain in business. From August 2000 to February 2004, we raised a total of approximately $6.5 million by issuing shares of our Common Stock allowing us to maintain the critical employees and assets of the Company until such time that uranium prices reached a level where it was prudent to commence operations. During this period, we performed ongoing restoration and reclamation at certain of our wellfields at Rosita and Kingsville Dome via an agreement with the State of Texas and our bonding company that allowed us access to approximately $3.2 million that had been pledged to secure restoration bonds (the "Restoration Agreement").

        Since 2000, the uranium spot price has increased from a low of $7.10 per pound to $29.85 as of August 15, 2005. In August 2003, we signed a sales contract to deliver approximately 300,000 pounds of uranium annually for the years 2005-2008. In January 2004, we signed a second uranium supply contract to deliver approximately 300,000 pounds annually for the years 2005-2008. Each of these contacts contains quantity flexibilities whereby the purchaser may elect to increase or decrease the amount of the uranium delivered each year by 15%. Both customers exercised the option in 2005 to increase their deliveries bringing the total to be sold to each customer in 2005 to 345,000 pounds of which 72,350 was delivered in 2004.

        In May 2004, we raised equity of approximately $5.9 million by the sale of about 39.3 million shares of Common Stock at $0.15 per share and commenced the development and mining of our Vasquez property in South Texas. Wellfield injection commenced in October 2004, and we produced approximately 76,200 pounds of uranium in the fourth quarter of 2004. In 2004, we accelerated certain of the 2005 scheduled deliveries under one of our long-term contracts and sold 72,350 pounds in December 2004, which resulted in approximately $1.0 million in revenue in the fourth quarter of 2004.

        Our projected cash requirements for 2005 are expected to be approximately $12.5 million and these expenditures are expected to be utilized for ongoing Vasquez production, development and related activities of $8.7 million (which includes ongoing financial surety requirements of $1.2 million required in the third quarter of the year), ongoing groundwater restoration activities at our Kingsville Dome and Rosita projects of approximately $700,000, permitting, licensing and land holding costs for our Texas and New Mexico properties of approximately $800,000 and general and administrative and other costs of approximately $2.3 million.

        In 2005, we expect production from the Vasquez project to be sufficient to meet our contracted deliveries of approximately 617,000 pounds. Such deliveries are expected to generate approximately $10.4 million in revenue during the year. We have raised the funds for and implemented a revised production plan to increase the production rates at Vasquez.

        On August 12, 2005 the Company issued 24,000,000 shares of common stock at $0.50 per share to selected accredited investors, raising a total of $12 million. The Company paid a fee of $336,000 in cash and 448,000 shares of Common Stock to a placement agent in connection with the offering.

        The Company plans to use the proceeds of the offering for its South Texas mining operations. This registration statement registers the resale of the shares. Two private investment partnerships managed by George R. Ireland, a director of the Company, purchased 1,600,000 shares in the offering.

Derivative Financial Instruments

        We have determined that at December 31, 2003, our long-term uranium sales contracts met the definition of derivative financial instruments for financial statement reporting purposes, and as of such date, are recorded on the balance sheet at fair value. Changes in the fair value of such derivatives recorded on the balance sheet are recorded in the consolidated statements of operation. Such charges in the Company's derivatives represent non-cash charges to operations for the present value of the loss the Company would incur in the event it would be required to purchase uranium in the spot market to satisfy the deliveries under both of its long-term uranium sales contracts.

        The initial liability recorded on the balance sheet at December 31, 2003 represents the estimated difference between the contracted sales price and the price to purchase the quantities the Company is obligated to deliver under each of its uranium sales contracts, present valued to the balance sheet date. The current portion of the unrealized loss on derivatives represents such price difference for those deliveries scheduled within the next year. Future factors such as changes in uranium market prices, amendments to the delivery terms or prices in the sales contracts, the physical delivery of produced uranium to the contracts and others will impact the amount of the liability. As deliveries are made from the Company's mine production, the amount of the liability will be reduced and a corresponding increase to earnings would result. Changes in uranium prices may have a significant impact on the calculation of the liability in future periods. An increase in uranium market prices will increase the liability related to the estimated cost of purchasing sufficient material to deliver under these contracts in the future and would result in a charge to earnings in the period of such rising prices. A decrease in future uranium market prices would reduce the liability and result in a positive earnings impact in the period of falling prices.

        Management applies significant judgment in estimating the fair value of instruments that are highly sensitive to assumptions regarding uranium prices and market volatilities. Variations in these factors could materially affect amounts credited or charged to operations to reflect the changes in fair market value of derivatives.

Off-Balance Sheet Arrangements

        We have secured financial surety relating to certain of our future restoration and reclamation obligations as required by the State of Texas regulatory agencies. The Company has had a combination of bank Letters of Credit (the "L/C's) and performance bonds issued for the benefit of the Company to satisfy such regulatory requirements. The L/C's were issued by Bank of America and the performance bonds have been issued by United States Fidelity and Guaranty Company ("USF&G"). The amount of L/C's issued was $897,000 and $0, at December 31, 2004 and 2003, respectively and the L/C's are collateralized in their entirety by certificates of deposit. The amount of performance bonds issued was $2,835,000 on December 31, 2004 and 2003 and USF&G has required that the Company deposit funds collateralizing a portion of the bonds. The amount of bonding issued by USF&G exceeded the amount of collateral by $2,500,000 and $2,434,000 at December 31, 2004 and 2003. In the event that either provider is required to perform under its financial surety or the financial surety is called by the state agencies, the Company would be obligated to pay any expenditures in excess of the collateral.

Critical Accounting Policies

        Our significant accounting policies are described in Note 1 to the consolidated financial statements beginning on page F-18 of this Prospectus. We believe our most critical accounting policies involve those requiring the use of significant estimates and assumptions in determining values or projecting future costs.

        Specifically regarding our uranium properties, significant estimates were utilized in determining the carrying value of these assets. These assets have been recorded at their estimated net realizable value for impairment purposes on a liquidation basis, which is less than our cost. The actual value realized from these assets may vary significantly from these estimates based upon market conditions, financing availability and other factors.

        Regarding our reserve for future restoration and reclamation costs, significant estimates were utilized in determining the future costs to complete groundwater restoration and surface reclamation at our mine sites. The actual cost to conduct these activities may vary significantly from these estimates.

        Such estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

Impact of Recent Accounting Pronouncements

        In March 2004, the EITF reached consensus on Issue 04-3, "Mining Assets: Impairment and Business Combinations." EITF 04-3 relates to estimating cash flows used to value mining assets or assess those assets for impairment. The Company assesses impairment on the projected mine life of each project utilizing existing technology. The release, which was effective for business combinations and impairment testing after March 31, 2004, did not have a significant impact on the Company's consolidated financial results.

        In November 2004, the FASB issued SFAS No. 151, "Inventory Costs," which amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing." SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material ("spoilage") and requires such costs to be recognized as current-period charges. Additionally, SFAS No. 151 requires that allocation of fixed production overhead costs be based on normal capacity. The Statement is effective for years beginning after June 15, 2005, with early adoption permitted. Implementation of the Statement is not expected to have a significant effect on the Company's financial statements.

        In December 2004, the Financial Accounting Standard Board ("FASB") issued SFAS No. 153, "Exchange of Nonmonetary Assets an amendment of APB Opinion No. 29." SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. The Statement is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. Implementation of the Statement is not expected to have a significant effect on the Company's financial statements.

        In December 2004, the FASB issued SFAS No. 123 (revised 2004) (SFAS No. 123R) "Share-Based Payments." SFAS No. 123R requires that the cost from all share-based payment transactions, including stock options, be recognized in the financial statements at fair value. SFAS No. 123R is effective for the Company in the first interim period after December 15, 2005. The Company expects to adopt the provisions of this statement in 2006 and is currently assessing the effect of SFAS No. 123R on its financial statements.

        In December 2002, the FASB issued FAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement 123, ("FAS 148"). FAS 148 amends FAS 123 to provide alternative transition methods for an entity's voluntary change in their accounting for stock-based compensation from the intrinsic method to the fair value method under FAS 123. In addition, FAS No. 148 amends the disclosure requirements of FAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company currently plans to continue to account for its stock-based compensation using the intrinsic value method as prescribed by APB No. 25 and is complying with the quarterly disclosure requirements as of March 31, 2005.

        Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations ("FAS 143") which establishes an accounting standard requiring the recording of the fair value of liabilities associated with the retirement of long-lived assets in the period in which they are incurred. The Company adopted FAS 143 effective January 1, 2003.

        As a result of adoption of the FAS 143, the Company recorded a net reduction in its restoration liability of approximately $1.4 million at January 1, 2003. The Company had previously recorded the undiscounted future estimated restoration costs into expense. Under FAS 143, future restoration liabilities are usually added to the carrying value of the related asset but the Company recorded them to expense because the associated properties have been fully impaired. Under FAS 143 the present value of the restoration costs are recorded instead of the undiscounted amount.

OUR BUSINESS

The Company

        We were organized in 1977 to mine uranium in the United States using the in situ leach mining process, a process in which groundwater fortified with oxidizing agents is pumped into the ore body causing the uranium contained in the ore to dissolve. The resulting solution is pumped to the surface where it is further processed to a dried form of uranium that is shipped to conversion facilities for sale to our customers. This process is generally more cost effective and environmentally benign than conventional mining techniques.

        Since 1988, we have produced about 6.1 million pounds of uranium from two South Texas properties, 3.5 million pounds from Kingsville Dome and 2.6 million pounds from Rosita. Additional mineralized uranium materials exist at the Kingsville Dome and Rosita properties. In 1999 we shut-in our production because of depressed uranium prices, and from the first quarter of 2000 until December 2004 we had no source of revenue and had to rely on equity infusions to remain in business.

        Since 2000, the spot price for uranium has increased from $7.10 to $29.85 at August 15, 2005. In May 2004, we raised approximately $5.9 million by the sale of about 39.3 million shares of Common Stock at $0.15 per share and commenced the development and mining of our Vasquez property in South Texas. Wellfield injection commenced in October 2004, and we produced approximately 76,200 pounds of uranium in the fourth quarter of 2004 and sold 72,350 pounds in December 2004.

  Current Plan of Operation

        Production from Vasquez in the first six months of 2005 was less than projected and totaled approximately 174,000 pounds, less than half of that needed to satisfy the 2005 scheduled deliveries under our long-term uranium sales contracts. We experienced chemical and permeability obstacles in the Vasquez formation that were not experienced at our Kingsville Dome and Rosita properties. Beginning in November 2004, we developed a plan to address the problems and increase the production rate. We began constructing a third remote ion exchange plant (satellite plant) and the drilling of additional production wells to reduce the distance between our injection and production wells. The reduction in spacing of wells on a portion of the wellfield resulted in an increase in grades. We then implemented the program in the two existing wellfields and designed new wellfields to reflect the closer well spacing. We expect Wellfield 3 and the third satellite plant to come on line in September 2005 with full benefits realized by October 2005. We also plan to bring on additional wellfields to supply feed to a fourth satellite plant in November 2005, in order to increase the flow of wellfield solutions. These actions are expected to provide an increased circulation of wellfield solution and achieve production rates that meet the annual scheduled deliveries under our delivery contracts. Under our delivery contracts a shortfall in 2005 deliveries (if any) will be made up in 2006, and one-half of 2005 actual production will go to each of the purchasers.

        During 2005, we plan to continue actively working towards the completion of the Production Area Authorization #3 review by Texas regulators at Kingsville Dome. See "Legal Proceedings." We expect the review will be completed in the fourth quarter of 2005, allowing the commencement of production at Kingsville Dome later this year or early in 2006. The Company is currently evaluating contracting opportunities for the Kingsville Dome production. In addition, the Company is evaluating further development potential at currently licensed sites at Rosita and Kingsville Dome.

        During 2005, the Company plans to purchase additional uranium properties through the acquisition of known uranium deposits within the South Texas uranium trend. These small deposits, ranging from 1.5 to 4 million pounds of uranium, are ideally suited for the Company's satellite plant technology. The Company plans to feed the resulting production through its currently idle Rosita Plant. We plan to upgrade the Rosita Plant by the addition of an additional elution circuit and a yellowcake dryer. In addition, the Company plans to begin an aggressive exploration program in favorable areas along the South Texas uranium trend. Utilizing our database, the Company has identified a number of uranium target areas. Discussions are under way to obtain the exploration rights to these properties.

        On August 12, 2005 the Company issued 24,000,000 shares of common stock at $0.50 per share to selected accredited investors, raising a total of $12 million. The Company paid a fee of $336,000 in cash and 448,000 shares of Common Stock to a placement agent in connection with the offering. The Company plans to use the proceeds of the offering for its South Texas mining operations.

        As of July 31, 2005, we had 56 employees, including four geologists, eight engineers and two certified public accountants. We have field offices at Kingsville Dome, Vasquez, Rosita and Crownpoint, New Mexico.

Uranium Reserves/Mineralized Material

        Based on the report of Richard F. Douglas, Ph.D. dated March 29, 2004 ("Douglas Report") our Vasquez property had in-place proven reserves of 2.328 million pounds and probable in-place reserves of 1.413 million pounds. The Douglas Report estimated that 2.619 million pounds or 70% would be recoverable. During 2004, we produced approximately 76,200 pounds of uranium from Vasquez, which revises the estimated recoverable pounds remaining at Vasquez at December 31, 2004 to 2.543 million pounds.

        In addition, our Kingsville Dome property has 318,000 pounds of probable in place reserves of which 223,000 pounds or 70% is estimated to be recoverable. The Douglas Report also concludes that our New Mexico properties collectively have about 33 million pounds of in-place mineralized uranium materials. We are unable to estimate the amount that may be recoverable. Although not covered by the Douglas Report, we estimate that we have up to an additional 13 million pounds of in-place mineralized uranium materials on our Crownpoint property.

Long-Term Delivery Contracts

        The following table provides information as of July 15, 2005 concerning the base quantities under our two long-term sales contracts with Itochu Corporation and UG U.S.A., Inc., from January 1, 2005 through 2008. In both contracts the purchase price is escalated based upon the increase from the fourth quarter of 2003 in the Gross Domestic Product Implicit Price Deflator Index published by the US Department of Commerce. The Index has increased 3.14% since the fourth quarter of 2003 through the first quarter of 2005. The average sales prices in the following table do not reflect any escalation based on such Index.

	2005	2006	2007	2008	Total
Number of customers	2	2	2	2
Total long-term deliveries (000's of pounds)	618*	600	600	600	2,418
Total sales (000's)	$10,410	$7,875	$7,875	$7,875	$34,035
Average sales price per pound	$16.85	$13.13	$13.13	$13.13	$14.08

*
or actual production

        In addition to the foregoing, the Company has entered into two contracts with Itochu Corporation and UG U.S.A., Inc., that call for deliveries of 645,000 pounds in the aggregate by December 31, 2007 at the current spot price on the date of delivery less an average of $3.80 per pound.

Overview of the Uranium Industry

        The only significant commercial use for uranium is as fuel for nuclear power plants for the generation of electricity. During 2003, 440 nuclear power plants were operating in the world and consumed an estimated 169 million pounds of uranium. Worldwide production of uranium in 2003 (the most recent year for which statistics are available) was only about 92 million pounds. In the United States, there are 104 nuclear power plants that produce about 21% of the electricity used.

        Based on reports by the Ux Consulting Company, LLC ("Ux") and the Uranium Institute ("UI"), since the early 1990s, worldwide uranium production has satisfied only 51% of worldwide demand, and this ratio has also been true in the Western world. Ux reports that the gap has been filled by secondary supplies, such as inventories held by governments, utilities and others in the fuel cycle, including the highly enriched uranium (HEU) inventories which are a result of the agreement between the US and Russia to blend down nuclear warheads. In the period 2005-2010 Ux projects western production to be sufficient to cover only 45% of western demand.

        Ux reports that secondary sources combined with uranium production from existing uranium mines will not be sufficient to meet the world's requirements. New production will be needed. Ux projects that the industry will need uranium prices to remain at or near current prices to stimulate the capital investment needed to support such new production.

        Spot price is the price at which uranium may be purchased for delivery within one year. Spot prices have been more volatile historically than long-term contract prices, increasing from $6.00 per pound in 1973 to $43.00 per pound in 1978, declining to $7.25 per pound in October 1991, increasing to $16.50 per pound in May 1996 and again declining to $7.10 at December 31, 2000. The spot price was $29.85 at August 15, 2005.

        The following graph shows spot prices per pound from 1983 to August 15, 2005, as reported by Trade Tech and Ux.

All prices beginning in 1993 represent U3O8 deliveries available to U.S. utilities.

The In Situ Leach Mining Process

        The in situ leach mining process is a form of solution mining. It differs dramatically from conventional mining techniques. The in situ leach technique avoids the movement and milling of significant quantities of rock and ore as well as mill tailing waste associated with more traditional mining methods. It is generally more cost-effective and environmentally benign than conventional mining. Historically, the majority of United States uranium production resulted from either open pit surface mines or underground shaft operations.

        The in situ leach process was first tested for the production of uranium in the mid-1960s and was first applied to a commercial-scale project in 1975 in South Texas. It was well established in South Texas by the late 1970's, where it was employed in about twenty commercial projects, including two operated by us.

        In the in situ leach process, groundwater fortified with oxygen and other solubilizing agents is pumped into a permeable ore body causing the uranium contained in the ore to dissolve. The resulting solution is pumped to the surface. The fluid-bearing uranium is then circulated to an ion exchange column on the surface where uranium is extracted from the fluid onto resin beads. The fluid is then reinjected into the ore body. When the ion exchange column's resin beads are loaded with uranium, they are removed and flushed with a salt-water solution, which strips the uranium from the beads. This leaves the uranium in slurry, which is then dried and packaged for shipment as uranium powder.

        We have historically used a central plant for the ion exchange. In order to increase operating efficiency and reduce future capital expenditures, we began the design and development of wellfield-specific remote ion exchange methodology. Instead of piping the solutions over large distances through large diameter pipelines and mixing the waters of several wellfields together, each wellfield will be mined using a dedicated satellite ion exchange facility. This will allow ion exchange to take place at the wellfield instead of at the central plant. A wellfield consists of a series of injection wells, production (extraction) wells and monitoring wells drilled in specified patterns. Wellfield pattern is crucial to minimizing costs and maximizing efficiencies of production. The satellite facilities allow mining of each wellfield using its own native groundwater. This eliminates problems associated with progressive buildup of dissolved solids in the groundwater, thereby enhancing mining efficiencies and uranium recoveries.

Environmental Considerations and Permitting

        Uranium mining is regulated by the federal government, states and, where conducted in Indian Country, by Indian tribes. Compliance with such regulation has a material effect on the economics of our operations and the timing of project development. Our primary regulatory costs have been related to obtaining licenses and permits from federal and state agencies before the commencement of mining activities.

        Radioactive Material License.    Before commencing operations in both Texas and New Mexico, we must obtain a radioactive material license. Under the federal Atomic Energy Act, the United States Nuclear Regulatory Commission has primary jurisdiction over the issuance of a radioactive material license. However, the Atomic Energy Act also allows for states with regulatory programs deemed satisfactory by the Commission to take primary responsibility for issuing the radioactive material license. The Commission has ceded jurisdiction for such licenses to Texas, but not to New Mexico. Such ceding of jurisdiction by the Commission is hereinafter referred to as the "granting of primacy."

        The Texas Department of Health is the permitting agency for the radioactive material license. For operations in New Mexico, radioactive material licensing is handled directly by the United States Nuclear Regulatory Commission.

        See "Description of Properties" and "Legal Proceedings" for the status of our radioactive material license for New Mexico and our Texas properties.

        Underground Injection Control Permits ("UIC").    The federal Safe Drinking Water Act creates a nationwide regulatory program protecting groundwater. This act is administered by the United States Environmental Protection Agency (the "USEPA"). However, to avoid the burden of dual federal and state (or Indian tribal) regulation, the Safe Drinking Water Act allows for the UIC permits issued by states (and Indian tribes determined eligible for treatment as states) to satisfy the UIC permit required under the Safe Drinking Water Act under two conditions. First the state's program must have been granted primacy. Second, the USEPA must have granted, upon request by the state, an aquifer exemption. The USEPA may delay or decline to process the state's application if the USEPA questions the state's jurisdiction over the mine site.

        Texas has been granted primacy for its UIC programs, and the Texas Commission on Environmental Quality administers UIC permits. The Texas Commission on Environmental Quality also regulates air quality and surface deposition or discharge of treated wastewater associated with the in situ leach mining process.

        New Mexico has also been granted primacy for its program. The Navajo Nation has been determined eligible for treatment as a state, but it has not requested the grant of primacy from the USEPA. Until the Navajo Nation has been granted primacy, in situ leach uranium mining activities within Navajo Nation jurisdiction will require UIC permit from the USEPA. Despite some procedural differences, the substantive requirements of the Texas, New Mexico and USEPA underground injection control programs are very similar.

        Properties located in Indian Country and where status as Indian Country is in dispute remain subject to the jurisdiction of the USEPA. Some of our properties are located in areas that are Indian Country. In others, the status is in dispute. For these properties, we are a bystander in a dispute between New Mexico regulators and the USEPA.

        See "Description of Properties" and "Legal Proceedings" for a description of the status of our UIC permits in Texas and New Mexico.

        Other.    In addition to radioactive material licenses and underground injection control permit, we are also required to obtain from governmental authorities a number of other permits or exemptions, such as for wastewater discharge, for land application of treated wastewater, and for air emissions.

        In order for a licensee to receive final release from further radioactive material license obligations after all of its mining and post-mining clean up have been completed, approval must be issued by the Texas Department of Health along with concurrence from the United States Nuclear Regulatory Commission.

        In addition to the costs and responsibilities associated with obtaining and maintaining permits and the regulation of production activities, we are subject to environmental laws and regulations applicable to the ownership and operation of real property in general, including, but not limited to, the potential responsibility for the activities of prior owners and operators.

        The current environmental regulatory program for the in situ leach industry is well established. Many in situ leach mines have gone full cycle without any significant environmental impact. However, the public anti-nuclear lobby can make environmental permitting difficult and timing unpredictable.

Reclamation and Restoration Costs and Bonding Requirements

        At the conclusion of mining, a mine site is decommissioned and decontaminated, and each wellfield is restored and reclaimed. Restoration involves returning the aquifer to its pre-mining use and removing evidence of surface disturbance. Restoration can be accomplished by flushing the ore zone with native ground water or using reverse osmosis to remove ions, minerals and salts to provide clean water for reinjection to flush the ore zone. Decommissioning and decontamination entails dismantling and removing the structures, equipment and materials used at the site during the mining and restoration activities.

        The Company is required by the State of Texas regulatory agencies to obtain financial surety relating to certain of its future restoration and reclamation obligations as. The Company has a combination of bank Letters of Credit (the "L/C's) and performance bonds issued for the benefit of the Company to satisfy such regulatory requirements. The L/C's were issued by Bank of America and the performance bonds have been issued by United States Fidelity and Guaranty Company ("USF&G"). The L/C's relate primarily to our operations at our Vasquez project and amounted to $897,000 and $0, at December 31, 2004 and 2003, respectively. The L/C's are collateralized in their entirety by certificates of deposit.

        The performance bonds were $2,835,000 on December 31, 2004 and 2003 and related primarily to our operations at Kingsville Dome and Rosita. USF&G has required that the Company deposit funds collateralizing a portion of the bonds, and we have deposited approximately $335,000 as cash collateral for such bonds. We are obligated by agreement with the bonding company to increase the cash collateral to an amount equal to 50% of the amount of the bonds, plus an additional $0.50 for each pound of uranium produced until the account accumulates an additional $1.0 million.

        We estimate that our actual reclamation liabilities for completed operations at Kingsville Dome and Rosita and current operations at Vasquez at December 31, 2004, are about $4.3 million of which the present value of $3.4 million is recorded as a liability as of December 31, 2004. Under an agreement reached on March 1, 2004, with the Texas regulatory agencies and our bonding company we agreed to fund ongoing groundwater restoration at the Kingsville Dome and Rosita mine sites at specified treatment rates, utilizing a portion of our cash flow from sales of uranium from the Vasquez site as a substitute for additional bonding.

        These financial surety obligations are reviewed and revised periodically by the Texas regulators.

        In New Mexico, surety bonding will be required before commencement of mining and will be subject to annual review and revision by the United States Nuclear Regulatory Commission and the State of New Mexico or the USEPA.

Water Rights

        Water is essential to the in situ leach process. It is readily available in South Texas. In Texas, water is subject to capture, and we do not have to acquire water rights through a state administrative process. In New Mexico, water rights are administered through the New Mexico State Engineer and can be subject to Indian tribal jurisdictional claims. New water rights or changes in purpose or place of use or points of diversion of existing water rights, such as those in the San Juan and Gallup Basins where our properties are located, must be obtained by permit from the State Engineer. Applications may be approved subject to conditions that govern exercise of the water rights.

        Jurisdiction over water rights becomes an issue in New Mexico when an Indian nation, such as the Navajo Nation, objects to the State Engineer's authority and claims tribal jurisdiction over Indian Country. This issue may result in litigation between the Indian nation and the state, which may delay action on water right applications, and can require applications to the appropriate Indian nation and continuing jurisdiction by the Indian nation over use of the water. The foregoing issues arise in connection with certain of our New Mexico properties.

        In New Mexico, we hold approved water rights to provide sufficient water to conduct mining at the Churchrock and Crownpoint projects for the projected life of the mines. We also hold two unprotested senior water rights applications for future projects. These water rights are in the review process by the New Mexico State Engineer Offices. We cannot estimate the timing of the completion of such review but do expect a favorable result once the review is completed.

Competition

        We market uranium to utilities in direct competition with supplies available from various sources worldwide. The Company competes primarily based on price.

DESCRIPTION OF PROPERTIES

South Texas

  Kingsville Dome

        The Property.    The Kingsville Dome property consists of mineral leases from private landowners on about 2,354 gross and net acres located in central Kleberg County, Texas. The leases provide for royalties based upon a percentage of uranium sales of 6.25%. The leases have expiration dates ranging from 2000 to 2007. With a few minor exceptions, all the leases contain clauses that permit us to extend the leases not held by production by payment of a per acre royalty ranging from $10 to $30. We have paid such royalties on all material acreage.

        Production History.    Initial production commenced in May 1988. From then until July 1999, we produced a total of 3.5 million pounds. Production was stopped in July 1999, because of depressed uranium prices.

        Further Development Potential.    We believe that there is a significant quantity of uranium remaining at Kingsville Dome. We spent about $905,000 in capital expenditures in 2004, a significant portion of which related to upgrading and refurbishing our Kingsville Dome plant and facilities to accommodate processing of production from the Vasquez project. Other capital expenditures during the year were made primarily for land holding and permitting costs. A radioactive material license and underground injection control permit have been issued. As new areas are proposed for production, additional authorizations under the area permit are required. Our Production Area Authorization #3 is being reviewed by the Texas Commission on Environmental Quality. See "Legal Proceedings." The term of the license and underground injection control permit is open-ended.

        Restoration and Reclamation.    During 2004, we conducted restoration activities as required by the permits and licenses on this project, spending approximately $256,000 on such activities. In 2003, we spent about $21,000 in restoration costs.

  Rosita

        With the spot price of uranium at $29.85 per pound, the Company believes that additional economic deposits of uranium exist at Rosita. The Company is evaluating the potential for additional mining at Rosita. During 2004 and 2003 we spent on restoration and reclamation, $315,000 and $32,000, respectively.

  Vasquez

        The Property.    We have a mineral lease on 872 gross and net acres located in southwestern Duval County, in South Texas. The term expires in February 2008. The lease provides for royalties based upon 6.25% of uranium sales below $25.00 per pound and royalty rate increases on a sliding scale up to 10.25% for uranium sales occurring at or above $40.00 per pound.

        Development Plan.    We commenced production from this property in October 2004. We spent about $2.7 million in capital expenditures at Vasquez in 2004. We produced 76,200 pounds of uranium in 2004 and sold 72,350 pounds.

        Permitting Status.    All of the required permits for this property have been received.

New Mexico Properties

        General.    We have various interests in properties located in New Mexico. We have patented and unpatented mining claims, mineral leases and some surface leases. We have spent $10.9 million to date on permitting for New Mexico. Additional expenditures will be required and could be material. We are unable to estimate the amount. We expect that whatever is spent will occur over multiple years. See "Legal Proceedings" for a discussion of the current status of our license for New Mexico.

  Churchrock

        The Property.    The Churchrock project encompasses about 2,200 gross and net acres. The properties are located in McKinley County, New Mexico and consist of three parcels, known as Section 8, Section 17 and Mancos. None of these parcels lies within the area generally recognized as constituting the Navajo Reservation. We own the mineral estate in fee for both Section 17 and the Mancos properties. We own patented mining claims on Section 8.

        The surface estate on Section 17 is owned by the United States Government and held in trust for the Navajo Nation. We have royalty obligations ranging from 5% to 6 1/4% and a 2% overriding royalty obligation to the Navajo Nation for surface use agreements.

        Development Plan.    We anticipate that Churchrock will be the first of our New Mexico properties we will develop. We spent about $124,000 in 2004 for permitting activities and land holding costs and expect to spend between $100,000 and $200,000 for these activities in 2005.

        Water Rights.    The State Engineer approved our water rights application in October 1999 and granted us sufficient water rights for the life of Churchrock.

        Permitting Status.    We have the radioactive material license for Section 8. This license is subject to the continuing proceedings described under "Legal Proceedings." With respect to the UIC permits, see "Legal Proceedings." We do not plan to pursue permits for Mancos at this time.

  Crownpoint

        The Property.    The Crownpoint properties are located in the San Juan Basin, 22 miles northeast of our Churchrock deposits and 35 miles northeast of Gallup, New Mexico, adjacent to the town of Crownpoint. The Properties consist of 619 gross and 521.8 net acres.

        Development Plan.    We spent about $61,000 in 2004 for permitting activities and land holding costs and expect to spend between $100,000 and $200,000 for these activities in 2005.

        Water Rights.    We have three pending applications for appropriations of water, which give us the first three "positions in line" on the hearings list for the San Juan Basin. Certain of the water rights may involve a claim of jurisdiction by the Navajo Nation.

        Permitting Status.    See "Legal Proceedings" for a discussion of the radioactive material license for Crownpoint. The surface estate on Section 19 and 29 is owned by the United States Government and held in trust for the Navajo Nation and may be subject to the same jurisdictional dispute with respect to the UIC permit as for Section 8 and 17 in Churchrock.

  West Largo and Roca Honda

        In March 1997, we acquired the fee interest in 177,000 acres in northwestern New Mexico. Several significant occurrences of uranium mineralization are know to be within this acreage, including a uranium mineralized property called the West Largo and a uranium mineralized property called the

Rocha Honda. Significant uranium exploration was conducted by other companies on these properties in the past, and we own the result of these past drilling and exploration programs.

        The West Largo property is about 21 miles north of the town of Milan and about 1.5 miles west of State Highway 509 in McKinley County, New Mexico. The property lies about 3 miles to the northwest of the Ambrosia Lake District, a major producer of uranium by means of underground operations from the late 1950s to the early 1980s.

        The Rocha Honda property lies about 4 miles northwest of the town of San Mateo in McKinley County, New Mexico. We also own 36 unpatented mining claims encompassing approximately 640 acres that are adjacent to the fee land.

Insurance

        Our property is covered by various types of insurance including property and casualty, liability and umbrella coverage. We have not experienced any material uninsured or under insured losses related to our properties in the past and believe that sufficient insurance coverage is in place. Future losses if sustained would not be material.

Reclaimed Properties

        We have completed production and groundwater restoration on our Benavides and Longoria projects in South Texas. We completed the final stages of surface reclamation on these projects and received full and final release for these sites in 1999.

        We acquired the Section 17 leases in the New Mexico Churchrock district from United Nuclear Corporation. It had conducted underground mining for uranium on Section 17 and had reclaimed these properties. In the acquisition, we assumed any liability of United Nuclear Corporation for any remaining remediation work that might be required. The New Mexico Energy Minerals and Natural Resources Department has not determined what, if any, additional remediation would be required under the New Mexico Mining Act. If more remediation work is required, we believe it would not involve material expenditures.

LEGAL PROCEEDINGS

New Mexico Radioactive Material License

        In the State of New Mexico, uranium recovery by in situ leach ("ISL") technology requires a radioactive material license issued by the United States Nuclear Regulatory Commission (the "NRC" or the "Commission"). We applied for one license covering almost all properties located in both the Churchrock and Crownpoint districts collectively known as the Crownpoint Uranium Project. The Commission issued an operating license for the Crownpoint Uranium Project in January 1998 that allowed ISL uranium recovery operations to begin in the Churchrock district. In mid-1998, the Commission determined that certain Churchrock and Crownpoint residents who requested a hearing had standing to raise certain objections to the license. An Administrative Law Judge conducted a hearing during 1999. The Administrative Law Judge upheld the Churchrock Section 8 license and granted our request to defer any dispute on all but the Churchrock Section 8 property until we make a decision whether to mine these other properties.

        The ruling was appealed to the Commission. On January 31, 2000, the Commission issued an order concurring with the technical, substantive and legal findings of the Administrative Law Judge, but the Commission also determined that we must proceed with the hearing process for the other New Mexico properties beyond Churchrock Section 8. Subsequently, the hearing process was held in abeyance until 2004 pursuant to NRC supervised settlement negotiations between the parties.

        In February 2004, the Administrative Law Judge issued an order, which concluded that we must make three specific changes to our submitted restoration action plan for Churchrock Section 8 in order to commence mining operations at Churchrock. The Commission accepted our petition for review on two of three issues and subsequently overruled the Administrative Law Judge on these issues. The parties agreed to truncate the number and scope of the issues remaining for consideration at the three mine sites, and the Administrative Law Judge is proceeding with the hearing on four remaining issues at the remaining three sites.

        With respect to the four remaining issues for litigation, all briefs have been filed by all parties with the exception of NRC's briefs regarding two issues. On July 20, 2005, the Administrative Law Judge issued a decision in which he determined that groundwater, groundwater restoration and financial assurance issues for the remaining sites did not pose significant, potential impacts to public health and safety or the environment. The Administrative Law Judge's decision requires one minor amendment to the restoration action plans (RAPs) for the remaining sites that will be addressed this year. Barring appeals, we anticipate final decisions on the remaining three issues by the end of this year.

New Mexico UIC Permit

        The State of New Mexico, the USEPA and the Navajo Nation are engaged in a jurisdictional dispute as to which entity has the authority to issue Underground Injection Control ("UIC") program permits and, in the case of some of the Churchrock and Crownpoint properties, aquifer exemptions required to mine a portion of our Churchrock and Crownpoint properties. The dispute was taken to the Tenth Circuit Court of Appeals, which in January 2000 decided in favor of USEPA jurisdiction and remanded the issue of whether the Section 8 Churchrock property was a dependent Indian community, as that is a crucial factor in determining whether a Federal UIC permit should be issued. To date, no decision has been issued by USEPA Region 9 regarding this issue.

        On March 3, 2005, the New Mexico Environment Department ("NMED") sent a letter to USEPA Region 9 requesting that USEPA determine whether the Section 8 Churchrock property is a dependent Indian community. In this letter, NMED stated that such determination was necessary due to our inquiry into the possibility of requiring a Federal UIC permit for that property and argued that such property was not a dependent Indian community under relevant legal precedent. We are awaiting further action by USEPA on this issue.

Kingsville Dome Production Area 3

        We are involved in a dispute with certain intervenors over whether a hearing is required for a new production area within the boundary of our approved permit area at Kingsville Dome. In the first quarter of 2000, the District Court of Travis County, Texas ruled that the Texas Natural Resource Conservation Commission's (now renamed the Texas Commission on Environmental Quality or TCEQ) decision to approve our third production area without granting a hearing to certain intervenors would require further review by that regulatory agency. In order to expedite the process, we requested a public hearing to avoid further litigation on the point. We also requested a public hearing regarding renewal of our waste disposal well permits at the Kingsville Dome Property. The public hearing ended on August 5, 2005, and we expect a determination to be made in the fourth quarter of 2005.

Texas Department of Health Bonding Issues

        On January 16, 2003, the Texas Department of Health ("TDH") requested that we post additional financial security for $3.5 million and threatened enforcement action if we failed to do so. We objected to the request. After consultation with the Department and several interim extensions, on March 1, 2004 we entered into a Restoration Performance Agreement with the TDH, the Texas Commission on Environmental Quality and United States Fidelity and Guaranty Insurance Company that resolves the bonding issues. Through the Restoration Performance Agreement, we agreed to fund ongoing groundwater restoration at the Kingsville Dome and Rosita mine sites at specified treatment rates, utilizing a portion of our cash flow from sales of uranium from the Vasquez site as a substitute for additional bonding.

        Certain parties, including the country commissioners of Kleberg County, have challenged the Restoration Agreement. One of the challengers, Kleberg County, has withdrawn its challenge and has agreed to accept the Company's groundwater restoration plan under the Restoration Performance Agreement. Under the agreement, Kleberg County has also agreed to withdraw its request for a public hearing regarding authorization of an additional production area at the Company's Kingsville Dome property (discussed in the preceding paragraph) and the renewal of waste disposal wells permits at Kingsville Dome. Other parties continue that challenge, and on June 30, 2005, one family commenced an action against the Company entitled Bustamente et al v. Uranium Resources, Inc. and URI, Inc., in the 105th District Court in Kleberg County, Texas, alleging that materials had been discharged causing damage to Plaintiffs' real property and person. Plaintiffs seek unspecified damages. We have answered the complaint denying all claims. We believe the claims are without merit and will vigorously defend the action.

Other

        The Company is subject to periodic inspection by certain regulatory agencies for the purpose of determining compliance by the Company with the conditions of its licenses. In the ordinary course of business, minor violations may occur; however, these are not expected to cause material expenditures.

MANAGEMENT

Directors

        The Board of Directors consists of the three individuals listed below who hold office until the next annual meeting of stockholders and until their successors are elected and qualified. Directors are elected by plurality vote.

Name	Age	Positions and Offices
Paul K. Willmott	65	Chairman, Chief Executive Officer, President and Director
Leland O. Erdahl	76	Director
George R. Ireland	49	Director

        Paul K. Willmott has served as a director since August 1994, as President since February 1995 and as Chairman of the Board and Chief Executive Officer since July 31, 1995. Mr. Willmott served as our Chief Financial Officer from April 12, 1995 to September 25, 1995. Mr. Willmott retired from Union Carbide Corporation ("Union Carbide") where he was involved for 25 years in the finance and operation of Union Carbide's world-wide mining and metals business. Most recently, Mr. Willmott was President of UMETCO Minerals Corporation, a wholly owned subsidiary of Union Carbide, from 1987 to 1991, where he was responsible for Union Carbide's uranium and vanadium businesses. From January 1993 until February 1995, Mr. Willmott was engaged by the Concord Mining Unit as a senior vice president where he was primarily involved in the acquisition of UMETCO Minerals Corporation's uranium and vanadium operating assets. Mr. Willmott graduated from Michigan Technological University with a Bachelor of Science degree in Mining in 1964 and a Bachelor of Science Degree in Engineering Administration in 1967. He has been an active member of the American Institute of Mining Engineers, the Canadian Institute of Mining Engineers and a number of state professional organizations.

        Leland O. Erdahl has served as a director since July 11, 1994. From 1986 to 1991, Mr. Erdahl served as President and Chief Executive Officer for Stolar, Inc., a high-tech company involved in the radio wave imaging of geologic media and underground radio transmission for voice and data. He was President and CEO of Albuquerque Uranium Corporation, a uranium mining company, from 1987 to 1991 and served as Vice President of AMAX Gold in 1997 and 1998. From January 2001 to September 14, 2001 Mr. Erdahl served as President of Nord Pacific Limited, a mining company with gold and copper interests in Australia and Papau, New Guinea. He is a Certified Public Accountant and is a graduate from the College of Santa Fe. He is currently a director of Canyon Resources Corporation (a mining company whose primary business is the discovery and production of precious metals). Mr. Erdahl also serves on the compensation committee of Canyon Resources Corporation and is Chairman of its Audit Committee.

        George R. Ireland has served as a director since May 25, 1995. Mr. Ireland is Chief Investment Officer of Geologic Resource Partners LLC, an investment management company which manages the Geologic Resource Fund LP and the Geologic Resource Fund LTD and General Partner of Ring Partners LP. All three investment funds are primarily focussed on investing in the resource sector, primarily in mining and metals. Mr. Ireland has served in these roles since 2000. From 1993 to 2000, Mr. Ireland was a financial analyst for and a partner in Knott Partners L.P., a private investment partnership where Mr. Ireland specialized in investing in securities of natural resource and other basic industrial companies, both domestically and abroad. Mr. Ireland graduated from the University of Michigan with degrees in Geology and Resource Economics. He also attended the Graduate School of Business Administration of New York University. Mr. Ireland is a director of Peru Copper, Inc, a public Canadian company with operations in Peru and Merrill & Ring, Inc., a private land and timber holding company in the state of Washington.

Arrangements Regarding Election of Directors

        There are no arrangements regarding the election of directors.

Other Executive Officers

        The executive officers serve at the discretion of the Board of Directors and are subject to annual appointment by the Board at its first meeting following the Annual Meeting of the Stockholders. The officers hold office until their successors are appointed by the Board of Directors. All officers are employed on a full-time basis. There is no family relationship between any director and executive officer.

        The following table sets forth certain information concerning executive officers that are not also directors:

Name	Age	Positions and Offices
Richard A. Van Horn	58	Senior Vice President—Operations
Thomas H. Ehrlich	45	Vice President, Chief Financial Officer, Secretary and Treasurer
Mark S. Pelizza	52	Vice President—Health, Safety and Environmental Affairs
Craig S. Bartels	56	Senior Vice President—Technology and New Project Development and President, Hydro Resources, Inc.

        The following sets forth certain information concerning the business experience of the foregoing executive officers during the past five years.

        Richard A. Van Horn joined us in March 1997 and assumed the position of Senior Vice President of Operations on April 1, 1997. Previously, he spent three years with Energy Fuels Nuclear, Inc. as General Manager—Colorado Plateau Operations with responsibility for the daily management of and planning for Energy Fuels Nuclear, Inc. mining activities on the Colorado Plateau. Before his work at Energy Fuels Nuclear, Inc., Mr. Van Horn spent eighteen years with Union Carbide Corporation where he was involved with the finance and operation of that company's worldwide mining and metals business. From 1990 to 1994, Mr. Van Horn was Director of Operations of UMETCO Minerals Corporation, a wholly owned subsidiary of Union Carbide Corporation, responsible for all operating aspects of UMETCO's uranium and vanadium business on the Colorado Plateau prior to its sale to Energy Fuels Nuclear, Inc. Mr. Van Horn graduated from the Colorado School of Mines with a Engineer of Mines degree in mining in 1973.

        Thomas H. Ehrlich, a certified public accountant, rejoined us in September 1995 as Vice President and Chief Financial Officer and was appointed Secretary and Treasurer in December 1995. Immediately before that, Mr. Ehrlich spent nine months as a Division Controller with Affiliated Computer Services, Inc., an information technology services provider in Dallas, Texas. Mr. Ehrlich originally joined us in November 1987 as Controller—Public Reporting and was promoted to Controller and Chief Accounting Officer in February 1990. In February 1993, Mr. Ehrlich assumed the additional duties of Vice President and Secretary. Before joining us, he spent four years with Deloitte Haskins & Sells and worked primarily with clients that were publicly held companies. Prior to his work at Deloitte Haskins & Sells, he spent three years in various accounting duties at Enserch Exploration, Inc., an oil and gas company in Dallas, Texas. Mr. Ehrlich received his B.S. B.A. degree in Accounting from Bryant College in 1981.

        Mark S. Pelizza has served as our Environmental Manager since 1980, and as such, he has been responsible for all environmental regulatory activities. In February 1996, he was appointed Vice President—Health, Safety and Environmental Affairs. In November 1999, he was appointed President and a Director of Hydro Resources, Inc., a wholly owned subsidiary. Before joining us, he was employed for two years by Union Carbide as an Environmental Planning Engineer at Union Carbide's Palangana solution mining plant in South Texas. Mr. Pelizza received a M.S. degree in Engineering Geology from Colorado School of Mines in 1978 and a B.S. degree in Geology from Fort Lewis College in 1974.

        Craig S. Bartels, a Licensed Professional Engineer and a Licensed Professional Geoscientist, rejoined the Company as Senior Vice President—Technology and New Project Development, and President of Hydro Resources, Inc., a wholly owned subsidiary of the Company, in December 2004. He was previously an officer of HRI from July 1996 until September 1999, when he started a consulting company specializing in ISL technology, hydrology and geochemistry. Among his projects as a consultant, he helped with design and startup of the Beverley ISL project in Australia, evaluated an Arizona copper ISL project for a Canadian firm, and began an upgrade of his commercial groundwater model. From January 1995 to July 1996, he was Manager of Wellfield Operations for Crow Butte Resources, Inc., a uranium ISL mining company. Mr. Bartels originally joined the Company in early 1981 and held varied positions with the Company as Reservoir Engineer, Plant Manager and Manager of Wellfield Operations through October 1994. Earlier, he was with Union Carbide, eventually becoming Technical and Plant Superintendent for their solution mining operation. Mr. Bartels also spent six years with Natural Gas Pipeline Company of America, a major gas transmission company, as drilling and reservoir engineer for their gas storage operations. Mr. Bartels received a B.S. Degree in Petroleum Engineering from Montana School of Mines in 1972.

EXECUTIVE COMPENSATION

        The following table sets forth certain information with respect to annual and long-term compensation for services in all capacities for the years ended December 31, 2004, 2003 and 2002 paid to our Chief Executive Officer and certain other executive officers.

Summary Compensation Table

	Annual Compensation							Long-Term Compensation
Name and Principal Position	Year	Salary($)		Bonus($)		Other Annual Compensation(1) ($)		Securities Underlying Options(#)	All Other Compensation(2) ($)
Paul K. Willmott(3) Chairman, President and Chief Executive Officer	2004 2003 2002	$ $ $	202,725 114,552 199,092	$ $ $	0 0 0	$ $ $	1,045 366 9,425	2,250,000 — —	$ $ $	1,116 620 1,104
Richard A. Van Horn(4) Senior Vice President—Operations	2004 2003 2002	$ $ $	137,950 134,799 135,306	$ $ $	0 0 0	$ $ $	217 50 1,447	1,500,000 — —	$ $ $	1,134 1,092 1,122
Mark S. Pelizza Vice President—Health, Safety and Environmental Affairs	2004 2003 2002	$ $ $	109,108 68,902 105,340	$ $ $	0 0 0	$ $ $	3,325 2,635 6,849	1,500,000 — —	$ $ $	1,090 498 1,078
Thomas H. Ehrlich(5) Vice President and Chief Financial Officer	2004 2003 2002	$ $ $	106,780 56,303 105,237	$ $ $	0 0 0	$ $ $	217 1,321 3,909	1,500,000 — —	$ $ $	908 490 911

(1)
Represents amount paid for out-of-pocket medical and dental expenses under the Company's Supplemental Health Care Plan.

(2)
Represents contributions made by the Company under the Company's 401(k) Profit Sharing Plan (see "401(k) Profit Sharing Plan" below).

(3)
Salary for 2004, 2003, and 2002 includes $90,000, $51,900 and $90,000, respectively which was deferred under the 2004, 2003 and 2002 Deferred Compensation Plans.

(4)
Salary for 2004, 2003 and 2002 includes $20,800 that was deferred under the Company's 2004, 2003 and 2002 Deferred Compensation Plans.

(5)
Salary for 2004, 2003 and 2002 includes $15,938, $7,200 and $16,250, respectively which was deferred under the Company's 2004, 2003 and 2002 Deferred Compensation Plans.

Supplemental Health Care Plan

        The Company has adopted a health care plan (the "Supplemental Plan") for the officers and certain of the employees who are also stockholders, which supplements the standard health care plan available to all eligible employees (the "Standard Plan"). The Supplemental Plan pays directly to the participant 80% of all out-of-pocket medical and dental expenses not covered under the Standard Plan, including deductibles and co-insurance amounts. Additionally, the Supplemental Plan provides to each participant $100,000 of accidental death and dismemberment insurance protection and a world wide medical assistance benefit. Each participant in the Supplemental Plan will receive a maximum annual benefit of $100,000. The Company pays an annual premium under the Supplemental Plan equal to $250 per participant plus 10% of claims paid. There are currently five officers and employees covered by the Supplemental Plan.

401(k) Profit Sharing Plan

        The Company maintains a defined contribution profit sharing plan for employees (the "401(k)") that is administered by a committee of trustees appointed by us. All Company employees are eligible to participate upon the completion of six months of employment, subject to minimum age requirements. Each year we make a contribution to the 401(k) without regard to current or accumulated net profits (as defined) of the Company. Our contributions are allocated to participants in amounts equal to 25% (or a higher percentage, determined at our discretion) of the participants' contributions, up to 4% of each participant's gross pay. For the plan year ended July 31, 2004 and 2003, we contributed amounts equal to 25% of the participant's contributions, up to 4% of gross pay. Participants become 20% vested in their Company contribution account for each year of service until full vesting occurs upon the completion of five years of service. Distributions are made upon retirement, death or disability in a lump sum or in installments.

Employees' Stock Option Plans

        Under our Amended and Restated 1995 Stock Incentive Plan (the "1995 Plan") incentive stock options and non-qualified options to purchase up to an aggregate of 12 million shares of Common Stock may be granted. The Compensation Committee of the Board of Directors administers the 1995 Plan. As of July 15, 2005, 9,229,255 shares are reserved for issuance upon exercise of outstanding options granted under the 1995 Plan, and 2,256,180 shares were reserved for issuance pursuant to options that may be granted in the future. 514,565 shares have been issued upon the exercise of options under the 1995 Plan.

        Under our 2004 Stock Incentive Plan (the "2004 Plan") for incentive stock options and non-qualified options to purchase up to an aggregate of 7,000,000 shares of Common Stock. The Compensation Committee has issued to executive officers and employees incentive stock options to purchase 2,000,000 shares at a price of $0.84 and 908,000 shares at a price of $0.74 per share.

        The Company also has an Employees' Stock Option Plan. As of December 31, 2004, 32,000 shares are reserved for issuance under non-qualified options outstanding under that plan, and no new options may be granted under that plan.

Deferred Compensation Plans

        We have four separate deferred compensation plans covering the years 1999 through 2004. Under these plans executive officers and directors of the Company and its subsidiaries were permitted to defer up to 100% of their 1999, 2000, 2001, 2002, 2003 and 2004 salary with payment thereof to be made on January 11, 2006. On or before that date, the participant may elect to receive the deferred amount in shares of our Common Stock valued at $0.375 under the 1999 deferred compensation plan and $0.20 per share under the 2000-2004 plans. As of December 31, 2004, a total of $841,878 has been deferred under such plans.

        A total of $241,690 was deferred under the 1999 Plan of which $133,450 was paid by issuing 355,861 shares of Common Stock at $0.375 per share. In 2004, elections were made to convert $93,500 of deferred compensation into 476,500 shares.

Option Grants in 2004 Fiscal Year

        The following table sets forth information regarding grants of stock options to the executive officers listed in the Summary Compensation Table during 2004.

Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price	Expiration Date
Paul K. Willmott	2,250,000	23.1%	$0.29	06/02/2014
Richard A. Van Horn	1,500,000	15.4%	$0.29	06/02/2014
Mark S. Pelizza	1,500,000	15.4%	$0.29	06/02/2014
Thomas H. Ehrlich	1,500,000	15.4%	$0.29	06/02/2014

        The Company will record as of June 30, 2005 non-cash compensation expense for financial statement purposes in an amount equal to the difference between the retail price and the fair market value of the Common Stock by the number of vested options on that date, the date the plan was approved by the stockholders of the Company. On each subsequent vesting date the Company will record additional non-cash compensation expense equal to the difference between the grant price and the fair market value of the Common Stock on June 30, 2005 ($0.46 per share). At a market price of $0.46 per share (the closing price on June 30, 2005), the amount of non-cash compensation expense to be recorded in 2005, 2006, 2007 and 2008 would be approximately, $444,000, $245,000, $245,000 and $214,000 respectively.

Aggregated Stock Option Exercises in 2004 Fiscal Year and 2004 Fiscal Year End Option Values

        The following table sets forth information with respect to each exercise of stock options during the fiscal year ended December 31, 2004 and the year-end value of unexercised options held by each of the executive officers named in the Summary Compensation Table.

			# of Securities Underlying Unexercised Options at Year End($)(2)	Value of Unexercised In-The-Money Options at Fiscal Year End($)(3)
Name	Shares Acquired on Exercise(#)	Value Realized($)(1)
			Exercisable/Unexercisable	Exercisable/Unexercisable
Paul K. Willmott	514,565	$310,972	1,266,901/1,853,904	$448,803/$806,489
Richard A. Van Horn	—	—	957,650/1,241,380	$392,334/$540,000
Mark S. Pelizza	—	—	817,080/1,241,300	$409,240/$540,000
Thomas H. Ehrlich	—	—	876,080/1,241,380	$402,927/$540,000

(1)
Calculated by subtracting actual option price from market price at respective dates of exercise and multiplying the difference by the number of shares in each category.

(2)
The total number of unexercised options held as of December 31, 2004, separated between those options that were exercisable and those options that were not exercisable.

(3)
Calculated by subtracting the actual option exercise price from the market price at respective dates of exercise and multiplying the difference by the number of shares in each category.

Director Compensation

        On June 2, 2004 the Company adopted the 2004 Directors' Stock Option Plan (the "2004 Directors' Plan"). Under the 2004 Directors' Plan, each non-employee director on the date the Plan was adopted was granted an option to purchase 300,000 shares of Common Stock. Each non-employee Director elected or appointed to the Board of Directors for the first time will be granted an option to purchase 100,000 shares of Common Stock and, each Non-Employee Director will be granted an option to purchase 100,000 shares either (a) upon his or her reelection at an annual meeting of the Company's stockholders or (b) in any calendar year in which an annual meeting of stockholders is not held, on June 1 of such year.

        Mr. Erdahl and Mr. Ireland each holds options covering 400,000 shares under the 2004 Directors' Plan.

        The 2004 Directors' Plan replaces a previous plan adopted in 1994 that expired in 2004. Under the previous plan, Mr. Erdahl holds options covering 6,000 shares; and Mr. Ireland holds options covering 6,000 shares. No new options may be granted under this Plan.

        In addition, Messrs. Ireland and Erdahl each hold an option expiring on June 19, 2011 to purchase 100,000 shares of Common Stock at $0.22 per share. Those options were not granted under any plan.

        Compensation for 2004 to the non-employee directors for January through May 2004, was earned at the rate of $3,000 per quarter plus $1,000 per meeting attended and from June to December 2004, was earned at a rate of $4,000 per quarter plus $1,200 per meeting attended. Beginning in June 2004, the Chairman of the Audit Committee earned compensation at the rate of $1,250 per quarter, and each non-employee director earned $600 for each meeting of the Audit Committee attended. The non-employee directors deferred a total of $54,000 in 2004 under the 2004 Deferred Compensation Plan, which represented all of their compensation for that year.

Compensation Agreements with Key Executives

        In June 1997, the Company entered into Compensation Agreements with each of the then executive officers (all of the current officers other than Mr. Bartels) named in the compensation table that provide that in the event of a change in control, such will have certain rights and benefits for a period of thirty-six months (for the CEO) and twenty-four months (for the other officers) following such change in control. The agreements specify that the executive will continue to receive compensation and benefits for the remainder of the applicable period if we terminate the executive or if the executive terminates his employment following the occurrence of certain actions without the executive's consent. However, we are not obligated to provide such rights and benefits to the executive if the executive was terminated for cause.

Securities Authorized for Issuance Under Equity Compensation Plans

        The following table sets forth information as of December 31, 2004 regarding equity compensation to the Company's employees, officers and directors under equity compensation plans.

Plan category	Number of shares issuable under outstanding options and rights		Weighted average exercise price	Number of shares available for future issuance
Equity compensation plans approved by security holders	3,250,096		$1.26	1,006,180
Equity compensation plans not approved by security holders	14,006,185	*	$0.38	9,662,000	**

Total	17,256,281		$0.54	10,668,180

*
Includes 9.738 million shares for which shareholder approval was received in June 2005.

**
Includes 5.262 million shares for which shareholder approval was received in June 2005.

SECURITY OWNERSHIP
OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following tables set forth, as of August 12, 2005, information regarding persons known by us based upon public filings with the SEC to be the beneficial owner of more than 5% of the outstanding shares of our Common Stock. Shown separately in the second table below is information regarding the beneficial ownership of our Common Stock by (i) each director, (ii) each of the executive officers, and (iii) all directors and executive officers as a group.

Principal Stockholders

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percent of Class(2)
Zesiger Capital Group, LLC 320 Park Avenue, 30th Floor New York, NY 10022	44,188,153	(3)	27.2%
Rudolf J. Mueller c/o The Winchester Group, Inc. 153 East 53rd Street, Suite 5101 New York, NY 10022	12,087,328	(4)	7.4%
William D. Witter One Citicorp Center 153 East 53rd Street New York, NY 10022	13,955,179		8.6%

(1)
Each person has sole voting and investment power with respect to the shares listed, unless otherwise indicated. Beneficial ownership includes shares over which the indicated beneficial owner exercises voting and/or investment power.

(2)
The shares owned by each person, and the shares included in the total number of shares outstanding, have been adjusted, and the percentages owned have been computed, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934. Shares subject to options or warrants currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage ownership of any other person.

(3)
Includes 44,188,153 shares as to which Zesiger Capital Group, LLC ("ZCG") holds dispositive power and 23,345,468 shares as to which they hold voting power for shares that are owned by their investment advisory clients. ZCG disclaims beneficial ownership of all of these shares.

(4)
Includes (i) 78,300 shares owned by members of Mr. Mueller's family in which Mr. Mueller shares voting and dispositive power and 864,500 shares owned by The Winchester Group Inc. clients in which Mr. Mueller shares voting and dispositive power. Mr. Mueller disclaims beneficial ownership of such shares.

Directors and Executive Officers

Name of Beneficial Owner	Amount/Nature of Beneficial Ownership(1)	Percent of Class(2)
Paul K. Willmott	4,559,367(3)	2.6%
Leland O. Erdahl	728,223(4)	0.4%
George R. Ireland	712,123(5)	0.4%
Richard A. Van Horn	1,786,298(6)	1.0%
Mark S. Pelizza	1,398,946(7)	0.8%
Thomas H. Ehrlich	1,605,384(8)	0.9%
Craig S. Bartels	526,406(9)	0.3%
All executive officers and directors As a group (7 persons)	11,316,747(10)	6.5%

(1)
Each person has sole voting and investment power with respect to the shares listed, unless otherwise indicated. Beneficial ownership includes shares over which the indicated beneficial owner exercises voting and/or investment power.

(2)
The shares owned by each person, and the shares included in the total number of shares outstanding, have been adjusted, and the percentages owned have been computed, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934. Shares subject to options or warrants currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage ownership of any other person.

(3)
Includes 4,001,539 shares that may be obtained by Mr. Willmott through the exercise of stock options and deferred compensation plans that are currently exercisable or will become exercisable within 60 days. Does not include 1,345,363 shares that may be obtained by Mr. Willmott through the exercise of stock options exercisable more than 60 days from the date hereof.

(4)
Includes 218,650 shares that may be obtained by Mr. Erdahl through the exercise of stock options and deferred compensation plans that are currently exercisable or will become exercisable within 60 days. Does not include 325,600 shares that may be obtained by Mr. Erdahl through the exercise of stock options exercisable more than 60 days from the date hereof.

(5)
Includes 641,400 shares that may be obtained by Mr. Ireland through the exercise of stock options and deferred compensation plans that are currently exercisable or will become exercisable within 60 days. Does not include 325,600 shares that may be obtained by Mr. Ireland through the exercise of stock options exercisable more than 60 days from the date hereof. Does not include 4,933,333 shares owned by Geologic Resource Fund LP and Geologic Resource Fund Ltd as to which Mr. Ireland disclaims beneficial ownership.

(6)
Includes 1,732,965 shares that may be obtained by Mr. Van Horn through the exercise of stock options and deferred compensation plans that are currently exercisable or will become exercisable within 60 days. Does not include 931,035 shares that may be obtained by Mr. Van Horn through the exercise of stock options exercisable more than 60 days from the date hereof.

(7)
Includes 1,398,946 shares that may be obtained by Mr. Pelizza through the exercise of stock options that are currently exercisable or will become exercisable within 60 days. Does not include 931,035 shares that may be obtained by Mr. Pelizza through the exercise of stock options exercisable more than 60 days from the date hereof.

(8)
Includes 1,605,304 shares that may be obtained by Mr. Ehrlich through the exercise of stock options and deferred compensation plans that are currently exercisable or will become exercisable within 60 days. Does not include 931,035 shares that may be obtained by Mr. Ehrlich through the exercise of stock options exercisable more than 60 days from the date hereof.

(9)
Includes 500,000 shares that may be obtained by Mr. Bartels through the exercise of stock options that are currently exercisable or will become exercisable within 60 days. Does not include 1,500,000 shares that may be obtained by Mr. Bartels through the exercise of stock options exercisable more than 60 days from the date hereof.

(10)
Includes 10,098,084 shares that may be obtained through the exercise of stock options and deferred compensation plans that are currently exercisable or will become exercisable within 60 days. Does not include 6,289,668 shares that may be obtained through the exercise of stock options exercisable more than 60 days from the date hereof.

DESCRIPTION OF CAPITAL STOCK

Common Stock

        The Company's authorized capital stock consists of 200,000,000 shares of Common Stock, par value $0.001 per share. As of August 12, 2005, 162,513,596 shares of Common Stock were issued and outstanding, all of which are fully paid and non-assessable. There are no preemptive, subscription, conversion or redemption rights pertaining to the Company's Common Stock. The absence of preemptive rights could result in a dilution of the interest of existing stockholders should additional shares of Common Stock be issued. Holders of the Company's Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of assets legally available therefor and to share ratably in the assets of the Company upon liquidation.

        Each share of Common Stock is entitled to one vote for all purposes and cumulative voting is not permitted in the election of directors. Accordingly, the holders of more than fifty percent of all of the outstanding shares of Common Stock can elect all of the directors. Matters to be voted upon by the holders of Common Stock require the affirmative vote of a majority of the shares present at the stockholders meeting.

Transfer Agent and Registrar

        Computershare Trust Company of Canada, Vancouver, British Columbia is the transfer agent and registrar for the Common Stock.

SELLING STOCKHOLDERS

        The following table sets forth, as of August 12, 2005, the name of each of the Selling Stockholders, the nature of his, her or its position, office, or other material relationship to the Company or its subsidiaries within the most recent past three years, and the number of shares of Common Stock which each such Selling Stockholder owned of record as of the date of this Prospectus. The table also sets forth the number of shares of Common Stock owned by each Selling Stockholder that are offered for sale by this Prospectus and the number and percentage of shares of Common Stock to be held by each such Selling Stockholder assuming the sale of all the shares offered hereby. The Company may supplement this Prospectus from time to time to disclose the names, relationships to the Company and holding of shares of additional Selling Stockholders. No statement contained herein nor the delivery of this Prospectus in connection with a sale by any Selling Stockholder shall be deemed an admission by the Company or such Selling Stockholder that such Selling Stockholder is in a control relationship with the Company within the meaning of Securities Act.

Name and Relationship To Company if any(1)	Number of Shares of Common Stock Owned as of August 12, 2005	Maximum Number of Shares to be Sold Pursuant to this Offering	Number of Shares of Common Stock to be Held Assuming Sale of all the Shares Offered Hereby	Percentage of Common Stock to be Held Assuming Sale of all the Shares Offered Hereby
Paul K. Willmott(2)(3)	4,559,367(4)	42,538	4,516,829	2.8%
Richard A. Van Horn(2)	1,786,298(5)	53,333	1,732,965	1.1%
Thomas H. Ehrlich(2)	1,605,384(6)	30,000	1,575,384	1.0%
Mark S. Pelizza(2)	1,398,946(7)	26,922	1,372,024	0.8%
Leland O. Erdahl(3)	728,223(8)	509,573	218,650	0.1%
George R. Ireland(3)	712,123(9)	31,573	680,550	0.4%
Rudolf J. Mueller(3)	12,087,328	8,022,028	4,065,300	2.5%
Estate of William D. Witter	10,268,950(10)	10,268,950	0	*
Arnold Spellun	1,504,166	1,504,166	0	*
Robert M. Manning	618,750	618,750	0	*
Robert M. Manning IRA	15,100	15,100	0	*
Robert M. Manning and Yasmina Manning Jt. Ten.	583,333	583,333	0	*
Steven Manning	400,000	400,000	0	*
Michael R. Manning and Daniela Manning Trustees 2001 Revocable Trust U/A/D 10/29/01	400,000	400,000	0	*
Central Bank and Trust Co., Trustee of the John C. Mull IRA	446,416	446,416	0	*
Central Bank and Trust Co., Trustee of the M. Jeanette Mull IRA	166,667	166,667	0	*
Howard C. Landis	4,726,250	4,726,250	0	*
Murdock Capital Partners Corp.	750,000	750,000	0	*
Newmont Gold Company	1,200,000	1,200,000	0	*
Dana A. Weiss	375,000	375,000	0	*
Miles Peet Trust, 09/27/99	225,000	225,000	0	*
Penfield Partners LP	3,488,600	3,488,600	0	*
Jeffrey Schuss IRA	375,000	375,000	0	*
Albert J. Meyer	300,000	300,000	0	*
David K. Schafer	1,159,000	1,159,000	0	*
James H. Furneaux, IRA	865,000	865,000	0	*
James H. Furneaux	367,500	367,500	0	*
Feirstein Partners LP	1,151,200	1,000,000	151,200	0.1%
John Moore and Sheila Moore	225,000	225,000	0	*
Harvey Gelfenbein	437,500	437,500	0	*
Arcturus Investments LLC	66,666	66,666	0	*

Everett G. and Deborah D. Agee	483,333	483,333	0	*
Stanley M. Hochhauser	239,966	239,966	0	*
Alfred C. and Sandra J. Chidester	113,100	113,100	0	*
Tracy M. Couch	10,000	10,000	0	*
Kimberly J. Chidester	10,000	10,000	0	*
Alfred C. Chidester, trustee of the James Alfred Chidester Irrevocable Trust u/i/d 9/20/99	10,000	10,000	0	*
Thomas H. Maxfield	40,000	40,000	0	*
Jarrold R. Bachmann	183,100	183,100	0	*
GBH Management Retirement Fund	150,666	150,666	0	*
Hans H. Kahn	100,000	100,000	0	*
William D. Jones	333,333	333,333	0	*
Jordan S. Press	105,500	100,000	5,500	*
Fred Obser	234,100	200,000	34,100	*
Jeffrey A. Leerink	150,000	150,000	0	*
Pinnacle Equity Fund LP	266,666	266,666	0	*
The Beechwood Place LLP	266,666	266,666	0	*
Betty Jane Schuss Trust	866,666	866,666	0	*
TGRA Enterprise Fund NV	480,000	480,000	0	*
TGRA Enterprise Fund LP	520,000	520,000	0	*
Bank Julius Baer & Co. Ltd.	666,666	666,666	0	*
Arbor Partners LP	782,300	782,300	0	*
WPG Opportunistic Value Fund LP	3,036,563	3,036,563	0	*
WPG Opportunistic Value Overseas Fund LP	2,195,500	2,195,500	0	*
Albert L. Zesiger	1,914,000	1,914,000	0	*
A. Carey Zesiger	372,500	372,500	0	*
Alexa Zesiger Carver	372,500	372,500	0	*
Asphalt Green Inc.	916,000	500,000	416,000	0.3%
Helen Hunt	1,114,000	697,000	417,000	0.3%
Barrie Ramsay Zesiger	2,040,625	1,531,000	509,625	0.3%
David Zesiger	372,500	372,500	0	*
Francois deMenil	600,000	600,000	0	*
Donald and Dan-Thahn Devivo	129,500	129,500	0	*
Salvador O. Gutierrez	625,000	625,000	0	*
HBL Charitable Unitrust	948,000	448,000	500,000	0.3%
James F. Cleary	100,000	100,000	0	*

John J. and Catherine H. Kayola	64,500	35,000	29,500	*
Jeanne L. Morency	700,000	645,500	54,500	*
Psychology Associates	435,500	435,500	0	*
Lazar Foundation	921,000	546,000	375,000	0.2%
Peter Looram	682,000	515,000	167,000	0.1%
Murray Capital LLC	1,272,621	1,272,621	0	*
Meehan Foundation	927,000	427,000	500,000	0.3%
Mary I. Estabil	32,000	32,000	0	*
City of Milford Pension & Retirement Fund	3,581,000	3,581,000	0	*
Domenic J. Mizio	2,314,910	1,975,500	339,410	0.2%
Morgan Trust of the Bahamas Ltd. as Trustee U/A/D 11/30/93	4,244,468	2,843,000	1,401,468	0.9%
Nicola Z. Mullen	372,500	372,500	0	*
Norwalk Employees Pension Plan	3,000,000	3,000,000	0	*
Public Employee Retirement System of Idaho	5,885,300	4,407,000	1,478,300	0.9%
John Rowan	80,000	80,000	0	*
City of Stamford Fireman's Pension Fund	2,872,000	1,830,000	1,042,000	0.6%
Susan Uris Halpern	1,855,500	1,855,500	0	*
Theeuwes Family Trust, Felix Theeuwes Trustee	1,308,000	975,000	333,000	0.2%
Alan B. & Joanne K. Vidinsky Trust 1993	934,000	434,000	500,000	0.3%
William B. Lazar	775,000	665,500	109,500	*
Robert K. Winters	193,150	193,150	0	*
Geologic Resource Fund LP(11)	986,667	986,667	0	*
Geologic Resource Fund Ltd(11)	3,946,666	3,946,666	0	*
Surfgear & Co.	1,254,200	1,254,200	0	*
Surfline & Co.	745,800	745,800	0	*
Highgate Partners	600,000	600,000	0	*
Richard Gilder	1,800,000	1,800,000	0	*
Cougar Trading LLC	900,000	900,000	0	*
Penfield Partners Offshore	11,400	11,400	0	*
Jeffrey O. Putterman	400,000	400,000	0	*
Covington Partners, LP	200,000	200,000	0	*
Green Turtle Partners, LP	400,000	400,000	0	*
The Chelonia Fund LP	1,000,000	1,000,000	0	*
Fern Hill Partners, LP	720,000	720,000	0	*

Fern Hill Investments, LP	280,000	280,000	0	*
Zaykowski Partners LP	340,000	340,000	0	*
Zaykowski Qualified Partners LP	660,000	660,000	0	*
Leslie Cohodes	700,000	700,000	0	*
Little Wing LP	502,300	502,300	0	*
Tradewinds Funds, Ltd.	97,700	97,700	0	*
Jack E. Schuss Trust dtd. 5-13-76	200,000	200,000	0	*
Knott Partners, LP	2,026,000	2,026,000	0	*
Matterhorn Offshore Fund, Ltd.	2,205,000	2,205,000	0	*
Shoshone Partners, LP	997,000	997,000	0	*
Common Fund Hedged Equity Co	254,000	254,000	0	*
Anno, LP	63,000	63,000	0	*
Good Steward Trading Company SPC	72,000	72,000	0	*
Dorset Energy Fund	1,383,000	1,383,000	0	*
Zweig-DiMenna Partners, L.P.	380,000	380,000	0	*
Zweig-DiMenna Special Opportunities, L.P.	135,000	135,000	0	*
Zweig-DiMenna Investors, L.P.	12,700	12,700	0	*
Zweig-DiMenna Select, L.P.	86,100	86,100	0	*
Zweig-DiMenna Market Neutral, L.P.	79,200	79,200	0	*
Zweig-DiMenna Natural Resources, L.P.	255,000	255,000	0	*
Zweig-DiMenna International Limited	715,000	715,000	0	*
HH Managed Account 7 Limited	64,500	64,500	0	*
Permal Investment Holdings N.V.	72,500	72,500	0	*
G.E. Manolovici	200,000	200,000	0	*
Rice, Voelker LLC	448,000	448,000	0	*
David J. Beckman, as liquidating trustee of the NTC Liquidating Trust(12)	423,597	423,597	0	*

*
Less than 0.1%

1)
Except as otherwise noted, none of the Selling Stockholders has any relationship with the Company other than as a stockholder.

2)
Executive Officer of the Company.

3)
Director of the Company; Mr. Mueller resigned from the Company's Board of Directors in October 2003.

4)
Includes 4,001,539 shares that may be obtained by Mr. Willmott through the exercise of stock options and deferred compensation plans that are currently exercisable or will become exercisable within 60 days. Does not include 1,345,363 shares that may be obtained by Mr. Willmott through the exercise of stock options exercisable more than 60 days from the date hereof.

5)
Includes 1,732,965 shares that may be obtained by Mr. Van Horn through the exercise of stock options and deferred compensation plans that are currently exercisable or will become exercisable within 60 days. Does not include 931,035 shares that may be obtained by Mr. Van Horn through the exercise of stock options exercisable more than 60 days from the date hereof.

6)
Includes 1,605,384 shares that may be obtained by Mr. Ehrlich through the exercise of stock options and deferred compensation plans that are currently exercisable or will become exercisable within 60 days. Does not include 931,035 shares that may be obtained by Mr. Ehrlich through the exercise of stock options exercisable more than 60 days from the date hereof.

7)
Includes 1,398,946 shares that may be obtained by Mr. Pelizza through the exercise of stock options that are currently exercisable or will become exercisable within 60 days. Does not include 931,035 shares that may be obtained by Mr. Pelizza through the exercise of stock options exercisable more than 60 days from the date hereof.

8)
Includes 218,650 shares that may be obtained by Mr. Erdahl through the exercise of stock options and deferred compensation plans that are currently exercisable or will become exercisable within 60 days. Does not include 325,600 shares that may be obtained by Mr. Erdahl through the exercise of stock options exercisable more than 60 days from the date hereof.

9)
Includes 641,400 shares that may be obtained by Mr. Ireland through the exercise of stock options and deferred compensation plans that are currently exercisable or will become exercisable within 60 days. Does not include 325,600 shares that may be obtained by Mr. Ireland through the exercise of stock options exercisable more than 60 days from the date hereof.

10)
Includes 7,000,000 shares issued to William D. Witter and 3,268,950 shares issued to the Estate of William D. Witter.

11)
George Ireland is a director of the Company and serves as managing partner of this fund.

12)
Pursuant to Note Modification and Extension Agreement entered into by Uranium Resources, Inc. and the NTC Liquidating Trust on August 1, 2005.

PLAN OF DISTRIBUTION

        The number of shares registered for resale and covered by this Prospectus is 109,283,491 and represents 67.2% of the total outstanding shares of Common Stock. The shares may be sold from time to time by the Selling Stockholders or by pledgees, donees, transferees or other successors in interest. Such sales may be made in the over-the-counter market at prices and on terms then prevailing or in negotiated transactions.

        Brokers may receive compensation in the form of customary brokerage commissions, discounts or concessions from Selling Stockholders in amounts to be negotiated in connection with sales pursuant hereto. Such brokers or dealers and any other participating brokers or dealers may be deemed to be

"underwriters" within the meaning of the Securities Act, in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act.

        All costs, expenses and fees in connection with the registration of the Securities will be borne by us. Commissions, discounts and transfer taxes, if any, attributable to the sales of the Securities will be borne by the Selling Stockholders. Certain of the Selling Stockholders have agreed to indemnify the Company, all other prospective holders of the shares registered hereby or any underwriter, as the case may be, and any of the respective affiliates, directors, officers and controlling persons, against certain liabilities in connection with the offering of the shares pursuant to this Prospectus, including liabilities arising under the Securities Act. In addition, we have agreed to indemnify certain of the Selling Stockholders, all other prospective subsequent holders of their shares registered hereby or any underwriter, as the case may be, and any of their respective affiliates, directors, officers and controlling persons, against certain liabilities in connection with the offering of the shares pursuant to this Prospectus, including liabilities arising under the Securities Act.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The Selling Stockholders should be aware that the anti-manipulation provisions of Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act")will apply to purchases and sales of shares of Common Stock by the Selling Stockholders, and that there are restrictions on market-making activities by persons engaged in the distribution of the shares. Under Regulation M, the Selling Stockholders or their agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, shares of our Common Stock while such Selling Stockholders are distributing shares covered by this Prospectus. Accordingly, the Selling Stockholders are not permitted to cover short sales by purchasing shares while the distribution is taking place. The Selling Stockholders are advised that if a particular offer of Common Stock is to be made on terms constituting a material change from the information set forth above with respect to the Plan of Distribution, then to the extent required, a post-effective amendment to the accompanying registration statement must be filed with the Securities and Exchange Commission.

EXPERTS

        The consolidated financial statements included in this Prospectus have been included in reliance on the report of Hein & Associates LLP, independent registered public accountants, given on the authority of said firm as experts in accounting and auditing.

        The information regarding the Company's uranium reserves described in the Section entitled "OUR BUSINESS—Uranium Reserves/Mineralized Materials" is included in reliance on the Douglas Report submitted by Richard F. Douglas, Ph.D., independent geologist, given on the authority of Mr. Douglas as an expert in the field of geology.

VALIDITY OF THE COMMON STOCK

        The validity of the Common Stock offered hereby was passed upon for the Company by Baker & Hostetler LLP, our legal counsel. Members of that firm currently beneficially own 183,100 shares of Uranium Resources Common Stock.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        The Company is subject to the informational requirements of the Securities Exchange Act and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549-9303 and at the following Regional Offices of the Commission: Northwest Atrium Center, 400 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 233 Broadway, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

        The Company has filed with the Commission a Registration Statement on Form SB-2 under the Securities Act, of which this Prospectus constitutes a part, with respect to the shares of Common Stock offered hereby. The Registration Statement, including exhibits and schedules thereto, may be obtained from the Commission's principal office at 100 F Street, N.E., Washington, D.C. 20549-9303, upon payment of the fees prescribed by the Commission. Statements contained in this Prospectus as to the contents of any document referred to are not necessarily complete and in each instance reference is made to the copy of the appropriate document filed as an exhibit to, or incorporated by reference into, the Registration Statement, each statement being qualified in all respects by such reference.

        In addition, the Commission maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission. The Company is such a filer. The Commission web site address is (http://www.sec.gov). Investors may also contact the SEC's Public Reference Department at (800) SEC-0330.

GLOSSARY OF CERTAIN URANIUM INDUSTRY TERMS

claim	A claim is a tract of land, the right to mine of which is held under the federal General Mining Law of 1872 and applicable local laws.
concentrates	A product from a uranium mining and milling facility, which is commonly referred to as uranium concentrate or U3O8.
conversion	A process whereby uranium concentrates are converted into forms suitable for use as fuel in commercial nuclear reactors.
cut-off grade
Cut-off grade is determined by the following formula parameters: estimates over the relevant period of mining costs, ore treatment costs, general and administrative costs, refining costs, royalty expenses, process and refining recovery rates and uranium prices.
gross acres	Total acres under which we have mineral rights and can mine for uranium.
Indian Country
A term derived from jurisdictional determinations in criminal law enforcement proceedings under 18 U.S.C.§ 1151 and understood to encompass territory situated within Indian reservations, land owned by Indian allottees and land within a dependent Indian community.
lixiviant
When used in connection with uranium in situ leach mining, a solution that is pumped into a permeable uranium ore body to dissolve uranium in order that a uranium solution can be pumped from production wells.
mineralized material
A mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade. Such a deposit does not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility.
net acres	Actual acres under lease which may differ from gross acres when fractional mineral interests are not leased.
ore	Naturally occurring material from which a mineral or minerals of economic value can be extracted at a reasonable profit.
over feeding	Operating enrichment plants in a manner that reduces plant operating costs but increases the amount of uranium required to produce a given quantity of enriched uranium.
probable reserves
Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

proven reserves
Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.
reclamation	Reclamation involves the returning of the surface area of the mining and wellfield operating areas to a condition similar to pre-mining.
recoverable reserves
Reserves that are either proven or probable, are physically minable and can be profitably recovered under conditions specified at the time of the appraisal, based on a positive feasibility study. The calculation of minable reserves is adjusted for potential mining recovery and dilution.
reserve	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
restoration
Restoration involves returning an aquifer to a condition consistent with our pre-mining use and removing evidences of surface disturbance. The restoration of wellfield can be accomplished by flushing the ore zone with native ground water and/or using reverse osmosis to remove ions to provide clean water for reinjection to flush the ore zone.
resources	A resource is a concentration of naturally occurring minerals in such a form that economic extraction is potentially feasible.
roll front	The configuration of sedimentary uranium ore bodies as they appear within the host sand. A term that depicts an elongate uranium ore mass that is "C" shaped.
shut in	A term that refers to ceasing production or the absence of production.
shut-in royalty	A lease clause permitting the extension of a lease not held by production by payment of a per acre royalty.
slurry	Fine particles of uranium concentrated and suspended in water.
spot price	The price at which uranium may be purchased for delivery within one year.
surety obligations
A bond, letter of credit, or financial guarantee posted by a party in favor of a beneficiary to ensure the performance of its or another party's obligations, e.g., reclamation bonds, workers' compensation bond, or guarantees of debt instruments.

tailings
Waste material from a mineral processing mill after the metals and minerals of a commercial nature have been extracted; or that portion of the ore which remains after the valuable minerals have been extracted.
Trade Tech	A Denver-based publisher of information for the nuclear fuel industry; the successor to the information services business of Nuexco.
uranium or uranium concentrates	U3O8, or triuranium octoxide.
U3O8	Triuranium octoxide equivalent contained in uranium concentrates, referred to as uranium concentrate.
waste	Barren rock in a mine, or uranium in a rock formation that is too low in grade to be mined and milled at a profit.

URANIUM RESOURCES, INC. AND CONSOLIDATED SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

        The accounts of the Company are maintained in United States dollars. All dollar amounts in the financial statements are stated in United States dollars except where indicated.

URANIUM RESOURCES, INC.

CONSOLIDATED BALANCE SHEET

ASSETS

(UNAUDITED)

June 30, 2005
Current assets:
Cash and cash equivalents	$478,602
Receivables, net	27,719
Uranium and materials/supplies inventory	552,325
Prepaid and other current assets	168,982

Total current assets	1,227,628

Property, plant and equipment, at cost:
Uranium properties	47,354,717
Other property, plant and equipment	282,345
Less-accumulated depreciation, depletion and impairment	(42,128,989)

Net property, plant and equipment	5,508,073
Other assets	525,007
Long-term investment:
Certificate of deposit, restricted	1,269,558

$8,530,266

URANIUM RESOURCES, INC.

CONSOLIDATED BALANCE SHEET

LIABILITIES AND SHAREHOLDERS' DEFICIT

(UNAUDITED)

June 30, 2005
Current liabilities:
Accounts payable	$776,415
Notes payable, stockholder	600,000
Current portion of restoration reserve	1,092,809
Accrued interest and other accrued liabilities	347,268
Unrealized loss on derivatives, current portion	—
Current portion of long-term debt	135,000

Total current liabilities	2,951,492

Other long-term liabilities and deferred credits	3,579,663
Unrealized loss on derivatives, net of current portion	27,292,479
Long-term debt, less current portion	450,000
Commitments and contingencies (Notes 1 and 2)
Shareholders' deficit:
Common stock, $.001 par value, shares authorized: 200,000,000; shares issued and outstanding (net of treasury shares): 2005—138,065,596	138,218
Paid-in capital	62,516,395
Accumulated deficit	(88,388,563)
Less: Treasury stock (152,500 shares), at cost	(9,418)

Total shareholders' equity (deficit)	(25,743,368)

$8,530,266

The accompanying notes to financial statements are an integral part of these consolidated statements.

URANIUM RESOURCES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
		(Restated )		(Restated )
Revenues:
Uranium sales—	$1,060,451	$—	$2,766,912	$—

Total revenue	1,060,451	0	2,766,912	0
Costs and expenses:
Cost of uranium sales—
Royalties and commissions	68,408	—	183,499	—
Operating expenses	578,310	139,805	1,227,817	329,856
Credit for restoration and reclamation costs	—	(71,070)	—	(71,070)
Accretion/amortization of restoration reserve	96,134	8,077	171,232	130,855
Depreciation and depletion	273,337	7,192	563,836	13,171
Unrealized loss on derivatives	9,017,803	1,958,947	11,446,369	8,598,798

Total cost of uranium sales	10,033,992	2,042,951	13,592,753	9,001,610

Loss from operations before corporate expenses	(8,973,541)	(2,042,951)	(10,825,841)	(9,001,610)
Corporate expenses—
General and administrative 1	1,098,895	392,387	1,618,205	716,891
Depreciation	4,241	976	8,350	1,700

Total corporate expenses	1,103,136	393,363	1,626,555	718,591

Loss from operations	(10,076,677)	(2,436,314)	(12,452,396)	(9,720,201)
Other income (expense):
Interest expense	(17,186)	(2,020)	(19,683)	(4,039)
Interest and other income, net	12,221	7,066	32,448	59,170

Net loss	$(10,081,642)	$(2,431,268)	$(12,439,631)	$(9,665,070)

Net loss per common share:
Basic	$(0.07)	$(0.02)	$(0.09)	$(0.10)

Diluted	$(0.07)	$(0.02)	$(0.09)	$(0.10)

Weighted average common shares and common equivalent shares per share date:
Basic	136,563,765	113,429,868	135,631,940	99,897,636

Diluted	136,563,765	113,429,868	135,631,940	99,897,636

The accompanying notes to financial statements are an integral part of these consolidated statements.

URANIUM RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended June 30
	2005	2004
		(Restated )
Cash flows from operations:
Net loss	$(12,439,631)	$(9,665,070)
Reconciliation of net earnings (loss) to cash provided by (used in) operations—
Fair value loss of derivative financial instrument	11,446,369	8,598,798
Credit for restoration and reclamation costs	—	(71,070)
Accretion/amortization of restoration reserve	171,232	130,855
Depreciation and depletion	572,186	14,871
Decrease in restoration and reclamation accrual	(471,406)	(126,822)
Stock compensation expense	443,960	—
Deferred compensation	—	84,262
Other non-cash items, net	152,131	93,060
Effect of changes in operating working capital items—
Decrease in receivables	341,775	25,250
Increase in inventories	(363,087)	(2,585)
Increase in prepaid and other current assets	(196,847)	(158,459)
Increase in payables and accrued liabilities	422,488	470,218

Net cash provided by (used in) operations	79,170	(606,692)
Investing activities:
Increase in certificate of deposit, restricted	(37,491)	(62,657)
Additions to property, plant and equipment—
Kingsville Dome	(206,541)	(358,069)
Rosita	(15,000)	(24,878)
Vasquez	(1,458,627)	(975,495)
Churchrock	(83,346)	(47,241)
Crownpoint	(147,759)	(44,794)
Other property	(20,669)	(18,148)

Net cash used in investing activities	(1,969,433)	(1,531,282)
Financing activities:
Proceeds from borrowings	600,000	—
Issuance of common stock, net	1,499,999	6,546,256

Net cash provided by financing activities	2,099,999	6,546,256

Net increase in cash and cash equivalents	209,736	4,408,282
Cash and cash equivalents, beginning of period	268,866	309,625

Cash and cash equivalents, end of period	$478,602	$4,717,907

The accompanying notes to financial statements are an integral part of these consolidated statements.

Uranium Resources, Inc.

Notes to Consolidated Financial Statements

June 30, 2005 (Unaudited)

1. BASIS OF PRESENTATION

        The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-QSB and Item 310(b) of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by United States generally accepted accounting principles for complete financial statements. The accompanying statements should be read in conjunction with the audited financial statements included in the Company's 2004 Annual Report on Form 10-KSB/A. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the full calendar year ending December 31, 2005.

2. DESCRIPTION OF BUSINESS

        The financial statements of the Company have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

        Since 1988, the company has produced about 6.1 million pounds of uranium from two South Texas properties, 3.5 million pounds from Kingsville Dome and 2.6 million pounds from Rosita. Additional mineralized uranium materials exist at Kingsville Dome. The Rosita property is essentially at the end of its productive capacity, although some minor mineralized uranium materials remain that may be produced. In 1999 the Company shut-in our production because of depressed uranium prices, and from the first quarter of 2000 until December 2004 it had no source of revenue and had to rely on equity infusions to remain in business. During that period the Company raised a total of approximately $6.5 million allowing it to maintain the critical employees and assets of the Company until such time that uranium prices reached a level where it was prudent to commence operations. Across this period, the Company performed ongoing restoration and reclamation at certain of our wellfields at Rosita and Kingsville Dome via an agreement with the State of Texas and our bonding company that allowed access to approximately $3.2 million that had been pledged to secure restoration bonds (the "Restoration Agreement").

        Since 2000, the spot price for uranium has increased from $7.10 to $29.00 at May 9, 2005. In May 2004, the Company raised approximately $5.9 million by the sale of about 39.3 million shares of Common Stock at $0.15 per share and commenced the development and mining of our Vasquez property in South Texas. Wellfield injection commenced in October 2004, and we produced approximately 76,200 pounds of uranium in the fourth quarter of 2004 and sold 72,350 pounds in December 2004.

        Production from Vasquez in the first six months of 2005 was less than projected and totaled approximately 174,000 pounds, less than half of that needed to satisfy the 2005 delivery requirements under our long-term uranium sales contracts. We experienced chemical and permeability obstacles in the Vasquez formation that were not experienced at our Kingsville Dome and Rosita properties. Beginning in November 2004, we developed a plan to address the problems and increase the production rate. We began constructing a third remote ion exchange plant (satellite plant) and the drilling of additional production wells to reduce the distance between our injection and production wells. The reduction in spacing of wells on a portion of the wellfield resulted in an increase in grades.

We then implemented the program in the two existing wellfields and designed new wellfields to reflect the closer well spacing. We expect Wellfield 3 and the third satellite plant to come on line in September 2005 with full benefits realized by October 2005. We also plan to bring on additional wellfields to supply feed to a fourth satellite plant in November 2005, in order to increase the flow of wellfield solutions. These actions are expected to provide an increased circulation of wellfield solution and achieve production rates that meet the annual scheduled deliveries under our delivery contracts. Under our delivery contracts a shortfall in 2005 deliveries (if any) will be made up in 2006, and one-half of 2005 actual production will go to each of the purchasers.

3. RESTATEMENT OF FINANCIAL STATEMENTS

Restatement of Financial Statements

        The financial statements for the year ended December 31, 2004 and 2003 have been restated to give effect for fair value accounting of certain uranium sales contracts under FAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The Company determined that at December 31, 2003, its long-term uranium sales contracts met the definition of derivative financial instruments for financial statement reporting purposes, and the financial statements have been restated as of such date, to record these contracts at fair value.

        The impact of such restatement to the financial statements at December 31, 2004 are:

	As Originally Presented	As Restated
Consolidated Balance Sheet
Liabilities and Shareholders' Equity (Deficit)
Unrealized loss on derivatives, current portion	$—	$4,406,134
Total current liabilities	$2,036,522	$6,442,656
Unrealized loss on derivatives, net of current portion	$—	$11,439,976
Accumulated deficit	$(60,102,822)	$(75,948,932)
Total shareholder's equity (deficit)	$553,414	$(15,292,696)

        The impact of such restatement to the financial statements at June 30, 2004 are:

	Three Months As Originally Presented	Three Months As Restated	Six Months As Originally Presented	Six Months As Restated
Consolidated Statement of Operations
Unrealized loss on derivatives	$—	$1,958,947	$—	$8,598,798
Total cost of uranium sales	$84,004	$2,042,951	$402,812	$9,001,610
Loss from operations before corporate expenses	$(84,004)	$(2,042,951)	$(402,812)	$(9,001,610)
Loss from operations	$(477,367)	$(2,436,314)	$(1,121,403)	$(9,720,201)
Net loss	$(472,321)	$(2,431,268)	$(1,066,272)	$(9,665,070)
Net loss per common share:
Basic and Fully Diluted	$0.00	$(0.02)	$(0.01)	$(0.10)
Consolidated Statement of Cash Flows
Net loss			$(1,066,272)	$(9,665,070)
Unrealized loss on derivatives			$—	$8,598,798

4. CONTRACT COMMITMENTS

Sales Contracts

        The Company currently has two long-term contracts, each of which calls for deliveries of one half of our 2005 production up to an aggregate of 617,650 pounds of uranium in 2005 and 600,000 pounds of uranium in each of the years 2006 through 2008. In 2005, the Company renegotiated the pricing on both of the contracts. The Company expects to realize under these two contracts an average base price of $16.85 per pound for its 2005 deliveries and $13.13 per pound for its 2006 through 2008 deliveries. In both contracts the purchase price is escalated based upon the increase from the fourth quarter of 2003 in the Gross Domestic Product Implicit Price Deflator Index published by the US Department of Commerce. The Index has increased 3.14% since the fourth quarter of 2003 through the first quarter of 2005. In addition, the Company has entered into two contracts that call for an aggregate of 645,000 pounds of deliveries in 2007 at the then current spot price on the date of delivery less an average discount of $3.80 per pound.

5. NOTES PAYABLE

Note Purchase Agreement

        On March 28, 2005 the Company borrowed $600,000 pursuant to a Note Purchase Agreement dated March 24, 2005. The lenders are five (5) stockholders of the Company, each of whom may be considered an affiliate. The Notes are unsecured, mature on March 24, 2006 and bear interest at the rate of 10% per annum. The proceeds will be used to commence the new development plan for Vasquez and for general and administrative expenses.

6. STOCK BASED COMPENSATION

        The Company has five stock option plans, the Employees' Stock Option Plan, the 1995 Stock Incentive Plan, the 2004 Stock Incentive Plan, the Directors' Stock Option Plan and the 2004 Directors' Stock Option Plan. The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with FAS 148, the Company's net loss and loss per share ("EPS") for the three and six months ended June 30, 2005 and 2004 would have been adjusted to the following pro forma amounts:

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Net Loss: As reported	$(10,081,642)	$(2,431,268)	$(12,439,631)	$(9,665,070)
Pro forma stock based compensation costs under the fair value method, net of tax	(1,397)	(7,907)	(10,273)	(13,145)

Pro forma	$(10,083,039)	$(2,439,175)	$(12,449,904)	$(9,678,215)
Basic EPS:
As reported	$(0.07)	$(0.02)	$(0.09)	$(0.10)
Pro forma	$(0.07)	$(0.02)	$(0.09)	$(0.10)
Diluted EPS:
As reported	$(0.07)	$(0.02)	$(0.09)	$(0.10)
Pro forma	$(0.07)	$(0.02)	$(0.09)	$(0.10)

        The fair value of each option is estimated on the date of grant or the date approved by the shareholders, if later, using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2005 and options approved in 2005: expected volatility of 150%, 150% and 149% and risk-free interest rates of 3.93%, $4.02% and $4.03%. Expected lives of 9.1 years, 9.1 and 9.3 years was used for options granted to employees and directors, respectively.

        On June 2, 2004, 6,750,000 options were granted to officers at a price of $0.29 per option. These options were approved by the stockholders on June 30, 2005 when the market price was $0.46 per share. Accordingly, stock compensation expense of $444,000 has been recorded in June 2005 and is reflected in general and administrative ("G&A") expenses. The weighted average fair value of options granted and approved in 2005 was $0.79. For grants in 2004 the following weighted average assumptions were used: expected volatility of 179% and risk-free interest rates of 4.24%. An expected life of 5.7 years was used for options granted to directors. The weighted average fair value of options granted in 2004 was $0.29.

        The fair value method of accounting as proscribed by FAS 143 has not been applied to options granted prior to January 1, 1995, and accordingly the resulting pro forma compensation cost may not be representative of that to be expected in future years.

7. ASSET RETIREMENT OBLIGATIONS

        As a result of adoption of FAS 143, the Company recorded a net reduction in its restoration liability of approximately $1.4 million at January 1, 2003. The Company had previously recorded the undiscounted future estimated restoration costs into expense. Under FAS 143, future restoration liabilities are usually added to the carrying value of the related asset but the Company has recorded them to expense because the associated properties had been fully impaired. Under FAS 143 the present value of the restoration costs are recorded instead of the undiscounted amount.

        The following table shows the change in the balance of the restoration and reclamation liability during the three months and six months ended June 30, 2005 and 2004, respectively:

	Six Months Ended June 30,
	2005	2004
Reserve for future restoration and reclamation costs beginning of period	$3,410,293	$3,480,656
Additions	336,526	—
Restoration provision adjustment	—	(71,070)
Costs incurred	(471,407)	(126,822)
Accretion expense	100,182	130,855

Reserve for future restoration and reclamation costs at end of period	$3,375,594	$3,413,619

8. SHAREHOLDERS' EQUITY

Equity Infusion

        In the first quarter of 2004 the Company sold shares of common stock in the following private placements:

        In 2004 and 2005 the Company sold shares of common stock in the following private placements:

Date	Price per Share	Amount	Shares Issued
August 2005	$0.50	$12,000,000	24,000,000
May 2005	$0.45	$1,499,999	3,333,333
May 2004	$0.15	$5,897,550	39,317,005
February 2004	$0.10	$325,000	3,250,000
January 2004	$0.10	$350,000	3,500,000

Increase in Authorized Shares

        In January 2004, the Company's stockholders approved an amendment to the Company's Restated Certificate of Incorporation to increase the authorized shares of Common Stock, par value $0.001 per share (the "Common Stock"), from 100,000,000 to 200,000,000.

9. SUBSEQUENT EVENT

Equity Infusion

        On August 12, 2005 the Company issued 24,000,000 shares of common stock at $0.50 per share to selected accredited investors, raising a total of $12 million. The Company paid a fee of $336,000 in cash and 448,000 shares of Common Stock to a placement agent in connection with the offering.

        The Company plans to use the proceeds of the offering for its South Texas mining operations. This registration statement registers the resale of the shares. Two private investment partnerships managed by George R. Ireland, a director of the Company, purchased 1,600,000 shares in the offering.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Uranium Resources, Inc.
Lewisville, Texas

        We have audited the consolidated balance sheets of Uranium Resources, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders' equity (deficit) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, and audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Uranium Resources, Inc. as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

        The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses due to depressed uranium prices and future working capital requirements are dependent on the Company's ability to generate profitable operations or raise additional capital. Should the Company not be able to generate profitable operations or raise additional capital, the Company may not be able to continue operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

        As discussed in Note 1 to the financial statements, the Company adopted, effective January 1, 2003, Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations.

        As described in Note 14 to the financial statements the Company restated its December 31, 2004 and 2003 financial statements to give effect for fair value accounting of certain uranium sales contracts.

HEIN & ASSOCIATES LLP

Dallas, Texas
March 25, 2005 (except with respect to
the matter discussed in
Note 14, as to which the
date is July 21, 2005.)

URANIUM RESOURCES, INC.

CONSOLIDATED BALANCE SHEETS

ASSETS

	December 31,
	2004 (Restated)	2003 (Restated)
Current assets:
Cash and cash equivalents	$268,866	$309,625
Receivables, net	369,494	25,250
Uranium and materials/supplies inventory	45,151	65,397
Prepaid and other current assets	108,799	13,371

Total current assets	792,310	413,643

Property, plant and equipment, at cost:
Uranium properties	45,456,483	41,788,721
Other property, plant and equipment	276,271	254,960
Less-accumulated depreciation, depletion and impairment	(41,424,883)	(41,359,799)

Net property, plant and equipment	4,307,871	683,882
Other assets	259,532	—
Long-term investment:
Certificate of deposit, restricted	1,232,067	401,120

	$6,591,780	$1,498,645

The accompanying notes to financial statements are an integral part of these consolidated statements.

URANIUM RESOURCES, INC.

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS' DEFICIT

	December 31,
	2004 (Restated)	2003 (Restated)
Current liabilities:
Accounts payable	$505,591	$107,136
Current portion of restoration reserve	1,200,327	83,000
Accrued interest and other accrued liabilities	195,604	108,358
Unrealized loss on derivatives, current portion	4,406,134	—
Current portion of long-term debt	135,000	—

Total current liabilities	6,442,656	298,494

Other long-term liabilities and deferred credits	3,551,844	4,680,943
Unrealized loss on derivatives, net of current portion	11,439,976	2,734,338
Long-term debt, less current portion	450,000	585,000
Commitments and contingencies (Notes 1, 2, 3, 4,5, and 11)
Shareholders' equity (deficit):
Common stock, $.001 par value, shares authorized: 2004—200,000,000; 2003—100,000,000 shares issued and outstanding (net of treasury shares): 2004—134,507,263; 2003—81,824,193	134,660	81,977
Paid-in capital	60,530,994	53,211,487
Accumulated deficit	(75,948,932)	(60,084,176)
Less: Treasury stock (152,500 shares), at cost	(9,418)	(9,418)

Total shareholders' deficit	(15,292,696)	(6,800,130)

	$6,591,780	$1,498,645

The accompanying notes to financial statements are an integral part of these consolidated statements.

URANIUM RESOURCES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2004 (Restated)	2003 (Restated)
Revenues:
Uranium sales—	$1,009,283	$—

Total revenue	1,009,283	0
Costs and expenses:
Cost of uranium sales—
Royalties and commissions	67,956	—
Operating expenses	1,194,938	461,992
Provision (credit) for restoration and reclamation costs	—	(32,269)
Accretion/amortization of restoration reserve	241,810	338,242
Depreciation and depletion	263,380	29,299
Unrealized loss on derivatives	13,111,772	2,734,338
Writedown of uranium properties and other uranium assets	46,188	340,287

Total cost of uranium sales	14,926,044	3,871,889

Loss from operations before corporate expenses	(13,916,761)	(3,871,889)
Corporate expenses—
General and administrative	1,999,394	879,755
Depreciation	7,033	3,949

Total corporate expenses	2,006,427	883,704

Loss from operations	(15,923,188)	(4,755,593)
Other income (expense):
Interest expense	(8,122)	(17,359)
Interest and other income, net	66,554	261,673

Loss before accounting change	(15,864,756)	(4,511,279)
Cumulative effect of accounting change, net of tax	—	1,447,070

Net loss	$(15,864,756)	$(3,064,209)
Loss before accounting change per common share:
Basic	$(0.14)	$(0.06)
Diluted	$(0.14)	$(0.06)
Cumulative effect of accounting change per common share:
Basic	—	$0.02
Diluted	—	$0.02
Net loss per common share:
Basic	$(0.14)	$(0.04)

Diluted	$(0.14)	$(0.04)

The accompanying notes to financial statements are an integral part of these consolidated statements.

URANIUM RESOURCES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT

	Common Stock
			Paid-In Capital	Accumulated Deficit	Treasury Stock
	Shares	Amount
Balances, December 31, 2002	69,329,193	$69,482	$52,642,982	$(57,019,967)	$(9,418)
Net loss (Restated)	—	—	—	(3,064,209)	—
Common stock issuance	12,495,000	12,495	568,505	—	—

Balances, December 31, 2003 (Restated)	81,824,193	$81,977	$53,211,487	$(60,084,176)	$(9,418)

Net loss (Restated)	—	—	—	(15,864,756)	—
Common stock issuance	52,206,570	52,206	7,224,634	—	—
Common stock issued for deferred compensation	476,500	477	94,823	—	—

Balances, December 31, 2004 (Restated)	134,507,263	$134,660	$60,530,994	$(75,948,932)	$(9,418)

The accompanying notes to financial statements are an integral part of these consolidated statements.

URANIUM RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2004 (Restated)	2003 (Restated)
Cash flows from operations:
Net loss	$(15,864,756)	$(3,064,209)
Reconciliation of net loss to cash used in operations —
Provision (credit) for restoration and reclamation costs	—	(32,269)
Cumulative effect of accounting change	—	(1,447,070)
Unrealized loss on derivatives	13,111,772	2,734,338
Accretion/amortization of restoration reserve	241,810	338,242
Depreciation and depletion	270,413	33,248
Writedown of uranium properties and other assets	46,188	340,287
Decrease in restoration and reclamation accrual	(571,705)	—
Deferred compensation	181,888	133,911
Other non-cash items, net	226,253	134,778
Effect of changes in operating working capital items —
Increase in receivables	(344,244)	(25,250)
(Increase) decrease in inventories	(19,644)	2,076
(Increase) decrease in prepaid and other current assets	(272,765)	(124,629)
Increase (decrease) in payables and accrued liabilities	453,666	(975,401)

Net cash used in operations	(2,541,124)	(1,951,948)
Investing activities:
(Increase) decrease in certificate of deposit, restricted	(830,947)	996,395
Additions to property, plant and equipment —
Kingsville Dome	(905,001)	(79,172)
Rosita	(43,448)	(37,962)
Vasquez	(2,724,312)	(162,865)
Churchrock	(124,037)	(21,612)
Crownpoint	(61,157)	(26,996)
Other property	(87,573)	(12,684)

Net cash provided by (used in) investing activities	(4,776,475)	655,104
Financing activities:
Issuance of Common Stock, net	7,276,840	581,000

Net cash provided by financing activities	7,276,840	581,000

Net increase (decrease) in cash and cash equivalents	(40,759)	(715,844)
Cash and cash equivalents, beginning of year	309,625	1,025,469

Cash and cash equivalents, end of year	$268,866	$309,625

The accompanying notes to financial statements are an integral part of these consolidated statements.

URANIUM RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Description of Company

        The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of Uranium Resources, Inc. ("URI") and its wholly owned subsidiaries (collectively "the Company"). All significant intercompany transactions have been eliminated in consolidation.

        URI was formed in 1977 and domesticated in Delaware in 1987. The Company is primarily engaged in the business of acquiring, exploring, developing and mining uranium properties, using the in situ leach ("ISL") or solution mining process. Historically, the primary customers of the Company have been major utilities who utilize nuclear power to generate electricity. The Company has been, in the past, involved in a number of significant ISL uranium mining joint venture arrangements and has also provided consulting, plant design and construction expertise to other companies. At present the Company owns production and development properties in South Texas and development properties in New Mexico. The Company resumed uranium production in the fourth quarter of 2004 through the start-up of operations at its Vasquez project. Prior to such operations, the Company had been in production stand-by since the first quarter of 1999 at its Kingsville Dome and Rosita projects. Groundwater restoration activities have been conducted and are currently ongoing at both Kingsville Dome and Rosita.

Inventories

        Uranium and materials and supplies inventory each of the Company's projects are valued at the lower of average cost or market.

Property, Plant and Equipment

	Property, Plant and Equipment Balances (net) At December 31,
	2004	2003
Uranium plant	$1,873,000	$561,000
Uranium wellfield development	1,670,000	—
Permits and licenses	284,000	—
Mineral rights	274,000	53,000
Other	207,000	70,000

Total	$4,308,000	$684,000

Uranium Properties

        Capitalization of Development Costs. All acquisition and development costs (including financing, salary and related overhead costs) incurred in connection with the various uranium properties are capitalized. Exploration and evaluation costs associated with uranium properties are expensed as incurred until such time that the existence of a commercially minable uranium deposit is confirmed. All properties with significant acquisition or incurred costs are evaluated for their realizability on a property-by-property basis. Any impairment of such costs is recognized through a reduction in the net carrying value of the asset. (See Note 3—"Uranium Properties—Property Realizability").

        Depreciation and Depletion. Depletion of uranium mineral interests, permits, licenses and related development costs are computed on a property-by-property basis using the units-of-production method based on each projects pounds of recoverable uranium as estimated periodically by the Company's geologists and engineers. Depreciation and depletion is provided on the investment costs, net of salvage value, of the various uranium properties' production plants and related equipment using the estimated production life of the uranium reserves. During the periods that our facilities are not in production, depletion on our mineral interests, permits, licenses and development properties are ceased. Depreciation and depletion of our plant facilities, machinery and equipment continues, at significantly reduced amounts, in accordance with the level of stand-by activity being conducted at each site. Other ancillary plant equipment and vehicles are depreciated using a straight line method based upon the estimated useful lives of the assets.

Other Property

        Other property consists of corporate office equipment, furniture and fixtures and transportation equipment. Depreciation on other property is computed based upon the estimated useful lives of the assets. Repairs and maintenance costs are expensed as incurred. Gain or loss on disposal of such assets is recorded as other income or expense as such assets are disposed.

Capitalization of Interest

        The Company capitalizes interest cost with respect to properties undergoing exploration or development activities that are not subject to depreciation or depletion. The average interest rate on outstanding borrowings during the period is used in calculating the amount of interest to be capitalized. No interest was capitalized in the twelve months ended December 31, 2004 and 2003. Total interest costs in these periods were $8,000 and $17,000, respectively.

Restoration and Reclamation Costs

        Various federal and state mining laws and regulations require the Company to reclaim the surface areas and restore underground water quality to the pre-existing mine area average quality. Accruals for the estimated future cost of restoration and reclamation are made on a per-pound basis as part of production costs, or when it is determined by an engineering study that an adjustment to the accrual is required. During the years ended December 31, 2004 and 2003 the Company adjusted its accrual for restoration and reclamation costs by $318,000 and $(32,000), respectively, as a result of revisions to the Company's estimates for future restoration and reclamation activities.

        The Company has obtained financial surety relating to certain of its future restoration and reclamation obligations as required by the State of Texas regulatory agencies. The Company has had a combination of bank Letters of Credit (the "L/C's) and performance bonds issued for the benefit of the Company to satisfy such regulatory requirements. The L/C's were issued by Bank of America and the performance bonds have been issued by United States Fidelity and Guaranty Company ("USF&G"). The amount of L/C's issued was $897,000 and $0 at December 31, 2004 and 2003, respectively and the L/C's are collateralized in their entirety by certificates of deposit. The amount of performance bonds issued was $2,835,000 on December 31, 2004 and 2003 and USF&G has required that the Company deposit funds collateralizing a portion of the bonds. The amount of bonding issued by USF&G exceeded the amount of collateral by $2,500,000 and $2,434,000 at December 31, 2004 and 2003. In the event that either provider are required to perform under their financial surety or the financial surety is called by the state agencies, the Company would be obligated to pay any expenditures in excess of the collateral.

Revenue Recognition for Certain Uranium Sales

        The Company delivers uranium to its customers at third-party conversion facilities. The third-party converters warehouse our uranium and transfer title to our customers via book transfer upon instructions supplied by the Company. The Company recognizes revenue from the sale of uranium when title to the uranium transfers and delivery is completed through such book transfer.

Earnings Per Share

        Net earnings (loss) per common share—basic has been calculated based on the weighted average shares outstanding during the year and net earnings (loss) per common share—diluted has been calculated assuming the exercise or conversion of all dilutive securities. Due to net losses incurred for the two years presented there were no dilutive securities included in any of these years.

        The weighted average number of shares used to calculate basic and diluted loss per share was 114,901,282 and 72,774,000 in 2004 and 2003, respectively. The potential Common Stock that was excluded from the calculation of diluted earnings per share was 9,758,763 and 12,711,162 in 2004 and 2003, respectively.

Unamortized Debt Issuance Costs

        Debt discount and related expenses arising from the issuance of debt securities are amortized by the effective interest method.

Consolidated Statements of Cash Flows

        The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

        Additional disclosures of cash flow information follow:

	Year Ended December 31,
	2004	2003
Cash paid during the period for:
Interest	$0	$9,000
A non-cash transaction occurred in 2004 and such transaction is summarized as follows:
The Company issued 476,500 shares of Common Stock in satisfaction of the conversion of deferred compensation by a Director of the Company.	$95,300

Restricted Cash

        At December 31, 2004 and 2003, the Company had pledged certificates of deposit of $1,232,000 and $401,000, respectively, in order to collateralize financial surety required for future restoration and reclamation obligations related to the Company's South Texas production and development properties. These funds are not readily available to the Company and are not included in cash equivalents. During 2003, the Company received funding secured by these assets of approximately $54,000 to conduct restoration activities in South Texas. In 2003, the collateral and the corresponding accrued liability was reduced by approximately $997,000.

Stock-Based Compensation

        In accordance with the Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, the Company has elected to apply the provisions of Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for its stock-based compensation plans. Under APB No. 25, compensation is measured as the excess, if any, of the quoted market price of the Company's Common Stock over its acquisition price at the date of grant.

Derivative Financial Instruments

        The Company has determined that at December 31, 2003, its long-term uranium sales contracts met the definition of derivative financial instruments for financial statement reporting purposes, and as of such date, are recorded on the balance sheet at fair value. Changes in the fair value of such derivatives recorded on the balance sheet are recorded in the consolidated statements of operations in current earnings as they occur. Such changes in the Company's derivatives represent non-cash charges to earnings for the present value of the loss the Company would incur in the event it would be required to purchase uranium in the spot market to satisfy the deliveries under both of its long-term uranium sales contracts.

        Management applies significant judgment in estimating the fair value of instruments that are highly sensitive to assumptions regarding uranium prices and market volatilities. Variations in these factors could materially affect amounts credited or charged to operations to reflect the changes in fair market value of derivatives.

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions. Such estimates and assumptions may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Specifically regarding the Company's uranium properties, significant estimates were utilized in determining the carrying value of these assets and in the case of producing and development properties the pounds of uranium to be recovered. The actual values received from the disposition of these assets and the amount of uranium recovered from these projects may vary significantly from these estimates based upon market conditions, financing availability and other factors.

        Regarding the Company's reserve for future restoration and reclamation costs, significant estimates were utilized in determining the future costs and timing to complete the groundwater restoration and surface reclamation at the Company's mine sites. The actual cost to conduct these activities may vary significantly from these estimates.

Risks and Uncertainties

        Historically, the market for uranium has experienced significant price fluctuations. Prices are significantly impacted by global supply and demand, which is affected by the demand for nuclear power, political, and economic conditions, governmental legislation in uranium producing and consuming countries, and production levels and costs of production of other producing companies. Increases or decreases in prices received could have a significant impact on the Company's future results of operations.

        The Company has outstanding bond obligations issued on its behalf by USF&G at December 31, 2004 and 2003. The Company has deposited funds collateralizing a portion of these bonds. In the event that USF&G is required to perform under the bonds or the bonds are called by the state agencies, the Company would be obligated to pay USF&G for its expenditures in excess of the collateral. See "Summary of Significant Accounting Policies—Restoration and Reclamation Costs" for further discussion.

Impact of Recent Accounting Pronouncements

        In March 2004, the EITF reached consensus on Issue 04-3, "Mining Assets: Impairment and Business Combinations." EITF 04-3 relates to estimating cash flows used to value mining assets or assess those assets for impairment. The Company assesses impairment on the projected mine life of each project utilizing existing technology. The release, which was effective for business combinations and impairment testing after March 31, 2004, did not have a significant impact on the Company's consolidated financial results.

        In November 2004, the FASB issued SFAS No. 151, "Inventory Costs," which amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing." SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material ("spoilage") and requires such costs to be recognized as current-period charges. Additionally, SFAS No. 151 requires that allocation of fixed production overhead costs be based on normal capacity. The Statement is effective for years beginning after June 15, 2005, with early adoption permitted. Implementation of the Statement is not expected to have a significant effect on the Company's financial statements.

        In December 2004, the Financial Accounting Standard Board ("FASB") issued SFAS No. 153, "Exchange of Nonmonetary Assets an amendment of APB Opinion No. 29." SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. The Statement is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. Implementation of the Statement is not expected to have a significant effect on the Company's financial statements.

        In December 2004, the FASB issued SFAS No. 123 (revised 2004) (SFAS No. 123R) "Share-Based Payments." SFAS No. 123R requires that the cost from all share-based payment transactions, including stock options, be recognized in the financial statements at fair value. SFAS No. 123R is effective for the Company in the first interim period after December 15, 2005. The Company expects to adopt the provisions of this statement in 2006 and is currently assessing the effect of SFAS No. 123R on its financial statements.

        In December 2002, the FASB issued FAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement 123, ("FAS 148"). FAS 148 amends FAS 123 to provide alternative transition methods for an entity's voluntary change in their accounting for stock-based compensation from the intrinsic method to the fair value method under FAS 123. In addition, FAS No. 148 amends the disclosure requirements of FAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company currently plans to continue to account for its stock-based compensation using the intrinsic value method as prescribed by APB No. 25 and will comply with the quarterly disclosure requirements in 2005.

        Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations ("FAS 143") which establishes an accounting standard requiring the recording of the fair value of liabilities associated with the retirement of long-lived assets in the period in which they are incurred. The Company adopted FAS 143 effective January 1, 2003.

        As a result of adoption of the FAS 143, the Company recorded a net reduction in its restoration liability of approximately $1.4 million at January 1, 2003. The Company had previously recorded the undiscounted future estimated restoration costs into expense. Under FAS 143, future restoration liabilities are usually added to the carrying value of the related asset but the Company recorded them to expense because the associated properties have been fully impaired. Under FAS 143 the present value of the restoration costs are recorded instead of the undiscounted amount. The difference between the present value and the undiscounted amounts of $1,447,000 as of December 31, 2002 appears in the

Consolidated Statement of Operations as a cumulative effect of change in accounting principle. The estimated accretion expense for the change in the present value of the estimated liability recorded for 2004 was ($183,667).

        The following table shows the change in the balance of the restoration and reclamation liability during the year ended December 31, 2004 and 2003:

	Year Ended December 31
	2004	2003
Reserve for future restoration and reclamation costs at January 1, 2004	$3,480,656	$3,174,683
Additions	317,675	(32,369)
Costs incurred	(571,705)	—
Accretion expense	183,667	338,242

Reserve for future restoration and reclamation costs at December 31, 2004	$3,410,293	$3,480,556

2. FUTURE OPERATIONS

        The financial statements of the Company have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Because of depressed uranium prices the Company ceased production activities in 1999. In 1999 and the first quarter of 2000 the Company monetized all of its remaining long-term uranium sales contracts and sold certain of its property and equipment to maintain a positive cash position. During 2002 and 2003, the Company sought to raise funds to permit it to continue operations until such time uranium prices increased to a level that permitted the Company to resume mining operations.

        In July 2002, April 2003 and October 2003 the Company completed three private placements raising an aggregate of $2,429,000 ($2,364,000 net of the costs of the offering), $175,000 and $406,000, respectively through the issuance of 20,336,915, 4,375,000 and 8,120,000 shares of Common Stock, respectively. In January and February, 2004 we received $675,000 of temporary interim funding from investors by issuing 6,750,000 shares of Common Stock at $0.10 per share. The funds raised in the private placements were used to fund the non-restoration overhead costs of the Company. The completion of the private placements resulted in a significant dilution of the current stockholders' equity in the Company.

        On January 16, 2002, the Texas Department of Health requested that we post additional financial security in the amount of $3.5 million and threatened enforcement action if we failed to do so. We objected to the request. After consultation with the Department and several interim extensions, on March 1, 2004 we entered into a Restoration Performance Agreement with the Texas Department of Health, the Texas Commission on Environmental Quality and United States Fidelity and Guaranty Insurance Company that resolves the bonding issues. Through the Restoration Performance Agreement, we agreed to fund ongoing groundwater restoration at the Kingsville Dome and Rosita mine sites at specified treatment rates, utilizing a portion of our cash flow from sales of uranium from the Vasquez site as a substitute for additional bonding.

        Since 2000, the market price of uranium has risen steadily, with the average price increasing from $8.15 per pound in 2000 to $18.26 in 2004. The spot price of uranium at March 14, 2005 was $21.75 per pound and the long-term contract price was $27.00 per pound. With these increases in uranium prices, the Company signed a long-term uranium delivery contract in 2003 and another in 2004 and in May 2004 was able to raise $5,898,000 in gross proceeds in a private placement by issuing 39,317,005 shares of Common Stock at $0.15 per share. The proceeds from this offering enabled the Company to, among other things resume production activities by starting up its Vasquez project. Production of uranium at the Vasquez project commenced in the fourth quarter of 2004.

        Should the Company be unable to achieve profitable operations or raise additional capital to bring on new uranium projects, it may not be able to continue operations. The accompanying financial statements do not purport to reflect or provide for the consequences of discontinuing operations. In particular, such financial statements do not purport to show (a) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (b) as to liabilities, the amount that may be allowed for claims and contingencies, or the status and priority thereof; (c) as to shareholder accounts, the effect of any changes that may be made in the capitalization of the Company; and (d) as to operations, the effect of any changes that may be made in its business. These factors raise substantial doubt concerning the ability of the Company to continue as a going concern.

3. URANIUM PROPERTIES

Property Realizability

        The Company's potential illiquidity in recent years necessitated a reevaluation of the Company's method of valuing its uranium properties for accounting purposes. Prior to the fourth quarter of 1999, the Company had valued its uranium properties on a held for production basis, i.e., assuming that each property would be ultimately placed into production. During the period of the Company's potential illiquidity, the Company determined that the liquidation value of the physical assets of each property best represented the fair market value of its long-term assets, and this valuation was used in determining the amount of impairment applicable to each of the Company's uranium properties. In 2004, the Company utilized the assumption that its uranium properties should be evaluated based upon their future production potential.

        The Company applied the discounted cash flow method for valuing the properties, because it represented the most reasonable method available. Under this method, the Company reduced the carrying value of its uranium properties by $340,000 in 2003.

Vasquez Property

        The Company holds a mineral lease on 872 gross and net acres located in southwestern Duval County, in South Texas.

        On March 22, 2004, the lawsuit over the validity of these leases was settled. The Court of Appeals for the Fourth District in San Antonio, Texas affirmed the decision of the trial court on summary judgment that our leases were in full force and effect and awarding us our attorney's fees. The landowners and the intervenor have decided not to pursue the matter further and have accepted the judgment of the Court of Appeals. The landowners have also agreed to a new lease on the property extending the term of the lease to February 2008, in exchange for which the Company has agreed to forego the award of attorney's fees. The leases provide for royalties based on uranium sales.

        In May 2004, the Company raised $5,898,000 through the issuance of 39,317,005 shares of Common Stock at $0.15 per share. The proceeds from this offering enabled the Company to, among other things resume production activities by starting up the Vasquez project. Pre-production activities began in May 2004 resulting in the commencement of production of uranium at Vasquez in the fourth quarter of 2004. Cost of uranium sales in 2004 in the Consolidated Statements of Operations includes $167,000 of pre-production costs incurred to ready the facility for production.

        The net carrying value of the property was approximately $2,477,000 at December 31, 2004. Such assets consisted of mineral rights, permits/licenses, wellfield development, plant buildings/uranium processing/drying facilities and restoration and other equipment of $91,000, $49,000, $1,670,000, $641,000 and $26,000 respectively in 2004. The net carrying value of the property was zero at December 31, 2003. The Company has recorded impairment provisions in the year ended December 31, 2003 of approximately $163,000 for the Vasquez property.

Kingsville Dome Property

        In 1981, the Company acquired an exploration property in South Texas, known as Kingsville Dome, from Exxon Corporation. After significant production in 1988-1990, the property was put on a standby basis because of low uranium spot prices and production ceased in September 1990.

        Wellfield development activities began in December 1995 at Kingsville Dome, which lead to the resumption of production at the property in March 1996. The Company ceased uranium production operations in the first quarter of 1999 and the property was placed on standby.

        Cost of uranium sales in 2004 and 2003 in the Consolidated Statements of Operations includes $334,000 and $239,000, respectively of costs incurred to maintain the facility while Kingsville Dome was on standby and not in production. At December 31, 2004, the Company believes that the property contains a significant amount of undeveloped mineralized uranium material. The Company is currently engaged in a public hearing regarding certain permitting issues involving this property. The Company has recorded impairment provisions in the years ended December 31, 2004 and 2003 of approximately $13,000 and $79,000, respectively, for the Kingsville Dome property. The net carrying value of the property was approximately $1,298,000 and $417,000 at December 31, 2004 and 2003 respectively. Such assets consisted of mineral rights, permits/licenses, plant buildings/uranium processing/drying facilities and restoration and other equipment of $127,000, $91,000, $1,056,000 and $24,000 respectively in 2004 and consisted of plant buildings, uranium processing and drying facilities of $378,000 and restoration and other equipment of $39,000, respectively in 2003.

Rosita Property

        In late 1985, the Company acquired several lease holdings in a uranium prospect ("Rosita") in South Texas. Construction and development activities began in the first quarter of 1990 and were completed in September 1990 with production commencing immediately thereafter. The property was originally put on a standby basis and production ceased in March 1992.

        Wellfield development activity began in early 1995 at Rosita, which lead to the resumption of production at the property in June 1995. The Company ceased uranium production operations in the first quarter of 1999 and the property was placed on standby.

        Cost of uranium sales in 2004 and 2003 in the Consolidated Statements of Operations includes $105,000 and $234,000, respectively of costs incurred to maintain the facility while Rosita was on standby and not in production. The Company has recorded impairment provisions in the years ended December 31, 2004 and 2003 of approximately $34,000 and $38,000, respectively for the Rosita property. The net carrying value of the property at December 31, 2004 and 2003 was approximately $184,000 and $199,000, respectively. Such assets consisted of plant buildings and uranium processing equipment of $175,000 and $177,000 in 2004 and 2003 respectively and restoration and other equipment of $9,000 and $22,000 in 2004 and 2003 respectively.

Churchrock Properties

        In December 1986, the Company acquired properties in the Churchrock region of New Mexico.

        In September 1991, an additional 200 acres of leases were obtained in exchange for a future production royalty payment which, based upon the expected selling price of the uranium production, may vary between 5% and 10%.

        Permitting activities are currently ongoing on both of these properties. The net carrying value of these properties was $124,000 at December 31, 2004 and zero at the end of 2003. The assets consisted of mineral rights and permitting/licensing at December 31, 2004. The Company has recorded impairment provisions in the year ended December 31, 2003 of approximately $22,000 for the Churchrock properties.

Crownpoint Property

        In August 1988, the Company acquired the Crownpoint property, consisting of 163 acres of leases and related equipment and buildings for cash payments of $550,000, amounts payable in future years of $950,000 and a sliding scale overriding royalty on future production. The present value of the future payable amount, $407,054 at December 31, 1996, is recorded as a purchase money obligation. Additionally, also in 1988, the Company staked 321 acres of claims in the same area. We are currently in negotiations for a lease on a 60% mineral interest in certain of the acreage. The net carrying value of these properties was $122,000 and $61,000 at December 31, 2004 and 2003 and consisted primarily of mineral rights, permits/licenses and plant buildings and equipment. The Company has recorded impairment provisions in the year ended December 31, 2003 of approximately $27,000 for the Crownpoint properties.

West Largo and Roca Honda

        In March 1997, the Company acquired the fee interest in 177,000 acres in northwestern New Mexico. Several significant occurrences of uranium mineralization are known to be within this acreage including the uranium mineralized properties called West Largo and Roca Honda. Significant uranium exploration was conducted by other companies on these properties in the past and we own the result of these past drilling and exploration programs.

        The net carrying value of the property was $15,000 and zero at December 31, 2004 and 2003, respectively. The Company has recorded impairment provisions in the year ended December 31, 2003 of approximately $12,000 for these properties.

4. CONTRACT COMMITMENTS

Sales Contracts

        Long-term contracts have historically been the primary source of revenue to the Company.

        In August 2003, we signed a sales contract to deliver approximately 300,000 pounds of uranium annually for the years 2005-2008. In January 2004, we signed a second uranium supply contract to deliver approximately 300,000 pounds annually for the years 2005-2008.

        In 2004, the Company amended one of the sales contracts to accelerate a portion of the 2005 deliveries into 2004 to provide cash flow from its uranium inventory. During the fourth quarter of 2004, the Company sold approximately 72,000 pounds of uranium and generated approximately $1 million in revenue from these sales.

        The following table provides information concerning the base quantities under our two long-term sales contracts from January 1, 2005 through 2008. In both contracts the purchase price is escalated based upon the increase from the fourth quarter of 2003 in the Gross Domestic Product Implicit Price Deflator Index published by the US Department of Commerce. The Index has increased 3.14% since the fourth quarter of 2003 through the first quarter of 2005.

	2005		2006	2007	2008	Total
Number of customers	2		2	2	2
Total long-term deliveries	618	*	600	600	600	2,418
(000's of pounds)
Total sales (000's)	$10,410		$7,875	$7,875	$7,875	$34,035
Average sales price per pound	$16.85		$13.13	$13.13	$13.13	$14.08

*
or actual production

        In addition to the foregoing, the Company has entered into two contracts that call for deliveries of 645,000 pounds in the aggregate by December 31, 2007 at the current spot price on the date of delivery less an average of $3.80 per pound.

        The Company must continue to secure new profitable uranium sales contracts in order for it to continue in existence. Demonstrated profitability under such new contracts will form the basis for the Company to be able to secure the requisite financing/equity infusion to resume production at its other South Texas and New Mexico projects. The profitability under such new contracts will depend on a number of factors including the cost of producing uranium at the Company's mining properties, the Company's ability to produce uranium to meet its sales commitments and the market price of uranium.

Derivative Financial Instruments

        The Company has determined that at December 31, 2003, its long-term uranium sales contracts met the definition of derivative financial instruments for financial statement reporting purposes, and the financial statements have been restated as of such date, to record these contracts at fair value. The Company does not enter into hedge transactions with respect to its uranium sales contracts and the fair value loss represents the present value of the loss the Company would incur in the event it would be required to purchase uranium in the spot market to satisfy the deliveries under both of its long-term uranium sales contracts.

5. LONG-TERM DEBT

Convertible Note

        In 2000, the Company issued a $135,000 Convertible Note due July 17, 2005 in settlement of certain outstanding claims. Interest on the Convertible Note is due at maturity and the Note bears interest at a rate of 6% per annum. The Company may prepay the Note at any time and the holder of the Note may convert all principal and accrued interest into shares of the Company's Common Stock at a conversion price of $0.75 per share.

Summary of Long-Term Debt

	At December 31,
	2004	2003
Long-term debt of the Company consists of:
Crownpoint property (Note 3)	$450,000	$450,000
Convertible Note	135,000	135,000

	585,000	585,000
Less—Current portion	135,000	—

Total long-term debt	$450,000	$585,000

        Maturities of long-term debt are as follows:

For the Twelve Months Ended:		For the Twelve Months Ended:
December 31, 2004	$—	December 31, 2007	$—
December 31, 2005	$135,000	December 31, 2008	$—
December 31, 2006	$—	December 31, 2009 and beyond	$450,000

6. RELATED-PARTY TRANSACTIONS

        In November 2004, the Company raised an additional $100,000 of equity by the issuance of 514,565 shares of Common Stock at $0.20 and $0.19 per share to an executive officer and director of the Company upon the exercise of outstanding stock options.

        In June and December 2004, the Company issued a total of 476,500 shares of Common Stock at $0.20 per share to a director of the Company upon his election to convert deferred compensation.

7. SHAREHOLDERS' EQUITY (DEFICIT)

Common Stock

Common Stock Issued in 2003

        In April 2003, the Company raised $175,000 of equity by the issuance of 4,375,000 shares of Common Stock at $0.04 per share to a group of private investors.

        In October 2003, the Company raised an additional $406,000 of equity by the issuance of 8,120,000 shares of Common Stock at $0.05 per share to a group of private investors.

Common Stock Issued in 2004

        In January 2004, the Company raised $350,000 of equity by the issuance of 3,500,000 shares of Common Stock at $0.10 per share to a group of private investors.

        In February 2004, the Company raised an additional $325,000 of equity by the issuance of 3,250,000 shares of Common Stock at $0.10 per share to a group of private investors.

        In May 2004, the Company raised an additional $5,898,000 of equity by the issuance of 39,317,005 shares of Common Stock at $0.15 per share to a group of private investors.

        In November 2004, the Company raised an additional $100,000 of equity by the issuance of 514,565 shares of Common Stock at $0.20 and $0.19 per share to an executive officer and director of the Company upon the exercise of outstanding stock options.

        In the fourth quarter of 2004, the Company raised an additional $675,000 of equity by the issuance of 5,625,000 shares of Common Stock at $0.12 upon the exercise of Warrants that were issued in August 2000.

        In June and December 2004, the Company issued a total of 476,500 shares of Common Stock at $0.20 per share to a director of the Company upon his election to convert deferred compensation.

Increase in Authorized Shares

        In January 2004, the Company's stockholders approved an amendment to the Company's Restated Certificate of Incorporation to increase the authorized shares of Common Stock, par value $0.001 per share (the "Common Stock"), from 100,000,000 to 200,000,000.

Stock Options

Employee Stock Options

        On June 2, 2004, the Board of Directors of the Company, subject to obtaining the approval of stockholders, adopted an amendment to the Company's 1995 Stock incentive Plan to increase the number shares of Common Stock subject to the 1995 Plan to 12,000,000; and the Compensation

Committee of the Board of Directors issued to executive officers, subject to stockholder approval of the increase in shares eligible for issuance under the 1995 Plan, incentive stock options to purchase 6,028,000 shares at a price of $0.29 per share and non-qualified options to purchase 722,000 shares at $0.29 per share.

        On June 2, 2004, the Board of Directors, subject to obtaining the approval of stockholders, adopted and approved the Company's 2004 Stock Incentive Plan (the "2004 Plan") for key employees of the Company. The 2004 Plan enables the Company to provide incentives to employees to perform well in a difficult and rapidly changing environment in the uranium mining industry. The 2004 Plan originally authorized grants of incentive stock options and non-qualified options to purchase up to an aggregate of 2,000,000 shares of Common Stock. On December 9, 2004, the Board of Directors adopted an amendment increasing the number of shares subject to the 2004 Plan to 7,000,000. In November 2004, options to purchase 988,000 shares at a price of $0.74 were granted to non-executive employees of the Company, and in December 2004, an option to purchase 2,000,000 shares at a price of $0.84 was granted to an executive employee of the Company. At December 31, 2004, none of these options had been exercised or cancelled.

Directors Stock Options

        On June 19, 2001, the Company granted options to certain directors of URI to purchase 300,000 shares of the Company's Common Stock at an exercise price of $0.22 per share. The grants were comprised of 200,000 options to replace the options that expired and were canceled in 2001 and 100,000 options granted to a newly elected director. All such options are immediately exercisable and are scheduled to expire June 19, 2011 or 30 days after the holder ceases to be a director of the Company or one year after such holder's death, whichever occurs first. None of these options has been exercised and 100,000 of these options were cancelled as of December 31, 2004.

        On June 2, 2004 the Company adopted the 2004 Directors' Stock Option Plan (the "2004 Directors' Plan"). Under the 2004 Directors' Plan, each non-employee director on the date the Plan was adopted was granted an option to purchase three hundred thousand (300,000) shares of Common Stock. Each non-employee Director elected or appointed to the Board of Directors for the first time will be granted an option to purchase 100,000 shares of Common Stock and, each Non-Employee Director shall be granted an option to purchase one hundred thousand (100,000) shares either, (a) upon his or her reelection at an annual meeting of the Company's stockholders or (b) in any calendar year in which an annual meeting of stockholders is not held, on June 1 of such year. The 2004 Directors' Plan replaces an earlier plan that expired in 2004. At December 31, 2004, there were outstanding options for the exercise of 32,000 shares under the old plan.

        Each of the two non-employee directors holds options covering 300,000 shares at an exercise price of $0.29 per share under the 2004 Directors' Plan at December 31, 2004.

Options Issuable for Deferred Compensation

        The Company has a 1999 Deferred Compensation Plan (the "1999 Plan") and Deferred Compensation Plans for 2000-2001, 2002, 2003 and 2004 (the "2000-2004 Plans") whereby executive officers and directors were permitted to defer up to 100% of their compensation for the years 1999-2004.

        Under the 1999 Deferred Compensation Plan (the "1999 Plan"), executive officers and directors of the Company and its subsidiaries were permitted to defer until January 11, 2006 up to 100% of their 1999 salary. At the time of the deferral election, a participant could elect to receive payment of up to 100% of the deferred amount of salary in shares of our Common Stock. A total of approximately $242,000 was deferred under the 1999 Plan of which $133,450 was paid by issuing 355,861 shares of Common Stock at $0.375 per share. As of December 31, 2004, approximately $108,000 remains outstanding as deferred compensation under the 1999 Plan.

        Under the 2000-2004 Plans, the executive officers and directors were permitted to defer up to 100% of their 2000, 2001, 2002, 2003 and 2004 salary with payment thereof to be made on January 11, 2006. On or before that date, the participant may elect to receive the deferred amount in shares of our Common Stock valued at $0.20 per share. A total of $829,000 was deferred under the 2000-2004 Plans of which $95,300 was paid in 2004 by issuing 476,500 shares of Common Stock at $0.20 per share. As of December 31, 2004, approximately $734,000 remains outstanding as deferred compensation under the 2000-2004 Plans.

Market for Common Stock

        From August 22, 2001 until June 24, 2003, we were quoted on the OTC Bulletin Board ("OTCBB"). From June 25, 2003 until October 14, 2004 we have were quoted on the Pink Sheets. Since October 15, 2004, we have been quoted on both the OTCBB and the Pink Sheets.

8. STOCK-BASED COMPENSATION PLANS

        The Company has five stock option plans, the Employees' Stock Option Plan, the 1995 Stock Incentive Plan, the 2004 Stock Incentive Plan, the Directors' Stock Option Plan and the 2004 Directors' Stock Option Plan. The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with FAS 148, the Company's net loss and loss per share ("EPS") for each of the years ended December 31, 2004 and 2003, respectively, would have been adjusted to the following pro forma amounts:

	2004 (Restated)	2003 (Restated)
Net Loss: As reported	$(15,864,756)	$(3,064,209)
Pro forma stock based compensation costs under the fair value method, net of tax	(27,458)	(138,392)

Pro forma	$(15,892,214)	$(3,202,601)
Basic EPS:
As reported	$(0.14)	$(0.04)
Pro forma	$(0.14)	$(0.04)
Diluted EPS:
As reported	$(0.14)	$(0.04)
Pro forma	$(0.14)	$(0.04)

        The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model. The following are the weighted average ranges for assumptions used for grants in 2004:

expected volatility of 149%-179% and risk-free interest rates of 4.2%-5.0%. The range of the expected life of 5.7-9.4 years was used for options granted to the employees and directors. The weighted average fair value of options granted in 2004 ranged from $0.29 to $0.84 per share. The following weighted average assumptions used for grants in 2003: expected volatility of 165% and risk-free interest rates of 5.50%. An expected life of 5.7 years was used for options granted to the employees and directors, respectively. The weighted average fair value of options granted in 2003 was $0.04.

        The Directors' Stock Option Plan provides for the grant of 20,000 stock options to each of the non-employee directors along with additional annual grants of stock options upon re-election as directors at the Company's annual meeting or at June 1 of each year if no annual meeting is held. Also, on January 15, 1992, the Board of Directors approved the grant of 577,248 stock options under the Employees' Stock Option Plan. All of the previously outstanding options were canceled upon the effectiveness of the new options. All of the options covered by this grant have been exercised or have expired unexercised at December 31, 2004.

        On June 2, 2004 the Company adopted the 2004 Directors' Stock Option Plan (the "2004 Directors' Plan"). Under the 2004 Directors' Plan, each non-employee director on the date the Plan is adopted shall be granted an option to purchase three hundred thousand (300,000) shares of Common Stock. Each non-employee Director elected or appointed to the Board of Directors for the first time is granted an option to purchase 100,000 shares of Common Stock and, each Non-Employee Director shall be granted an option to purchase one hundred thousand (100,000) shares either (a) upon his or her reelection at an annual meeting of the Company's stockholders or (b) in any calendar year in which an annual meeting of stockholders is not held, on June 1 of such year.

        On August 10, 1994, the Board of Directors increased the available options under the Employees' Stock Option Plan and the Directors' Stock Option Plan to 850,000 and 150,000 options, respectively. There are 250,200 and 32,000 stock options outstanding under these plans, respectively at December 31, 2004. On October 11, 1995, the Board of Directors elected to discontinue grants under the Employees' Stock Option Plan with the adoption of a stock incentive plan covering key employees (the "1995 Stock Incentive Plan"). The 1995 Stock Incentive Plan provides for the grant of a maximum of 750,000 stock options. These options may be qualified or nonqualified. On June 5, 1998, the Company's stockholders elected to increase the available options under the 1995 Stock Incentive Plan to 1,250,000 options. During 2000, the Company's board of directors elected to increase the available options under the 1995 Stock Incentive Plan to 4,000,000, subject to stockholder approval. Such approval was received in March 2001. During 2004, the Company's board of directors elected to increase the available options under the 1995 Stock Incentive Plan to 12,000,000, subject to stockholder approval. Such approval has not been was received at December 31, 2004.

        On June 2, 2004, the Board of Directors, subject to obtaining the approval of stockholders, adopted and approved the Company's 2004 Stock Incentive Plan (the "2004 Plan") for key employees of the Company. The 2004 Plan enables the Company to provide incentives to employees to perform well in a difficult and rapidly changing environment in the Uranium mining industry. The 2004 Plan originally authorized grants of incentive stock options and non-qualified options to purchase up to an aggregate of 2,000,000 shares of Common Stock. On December 9, 2004, the Board of Directors adopted an amendment increasing the number of shares subject to the 2004 Plan to 7,000,000.

        As of December 31, 2004, there are 2,479,255 options outstanding under the 1995 Stock Incentive Plan and 6,750,000 options that have been granted in 2004 under the 1995 Stock Incentive Plan subject to approval of an increase in the available options under the 1995 Stock Incentive Plan by the stockholders and 2,988,000 granted under the 2004 Stock Incentive Plan.

        Additional details about the options granted under the stock option plans are as follows:

			At December 31, 2004
Date of Grant	Exercise Price	Options Granted	Options Available for Exercise	Options Exercised	Options Canceled	Options Outstanding
January 15, 1992	$2.94	617,248	—	327,625	289,623	—
May 22, 1992	$3.00	2,000	—	1,000	1,000	—

Balances at December 31, 1992		619,248	—	328,625	290,623	—

February 26, 1993	$2.50	10,000	—	2,500	7,500	—
May 27, 1993	$3.50	2,000	—	500	1,500	—

Balances at December 31, 1993		631,248	—	331,625	299,623	—

July 11, 1994	$4.38	20,000	—	—	20,000	—
August 10, 1994	$4.25	140,000	—	1,000	139,000	—
December 15, 1994	$5.88	3,000	—	—	3,000	—

Balances at December 31, 1994		794,248	—	332,625	461,623	—

February 24, 1995	$4.13	210,000	100,000	—	110,000	100,000
April 12, 1995	$3.88	10,000	10,000	—	—	10,000
May 26, 1995	$3.75	40,000	20,000	—	20,000	20,000
August 16, 1995	$8.38	100,000	100,000	—	—	100,000
August 31, 1995	$6.88	127,508	40,200	—	87,308	40,200
October 11, 1995	$6.94	35,000	35,000	—	—	35,000
December 19, 1995	$5.50	3,000	2,000	—	1,000	2,000

Balances at December 31, 1995		1,319,756	307,200	332,625	679,931	307,200

February 22, 1996	$9.75	178,810	58,420	—	120,390	58,420
May 29, 1996	$17.00	3,000	2,000	—	1,000	2,000
May 30, 1996	$16.13	75,000	—	—	75,000	—
July 22, 1996	$11.13	50,000	—	—	50,000	—

Balances at December 31, 1996		1,626,566	367,620	332,625	926,321	367,620

February 10, 1997	$7.125	182,405	57,300	—	125,105	57,300
April 1, 1997	$5.50	55,000	55,000	—	—	55,000
May 1, 1997	$5.00	3,000	2,000	—	1,000	2,000

Balances at December 31, 1997		1,866,971	481,920	332,625	1.052,426	481,920

February 23, 1998	$2.9375	172,000	94,000	—	78,000	94,000
June 5, 1998	$2.50	3,000	2,000	—	1,000	2,000

Balances at December 31, 1998		2,041,971	577,920	332,625	1,131,426	577,920

June 18, 1999	$0.25	2,000	2,000	—	—	2,000

Balances at December 31, 1999		2,043,971	579,920	332,625	1,131,426	579,920

September 27, 2000	$0.20	2,250,000	2,026,735	223,265	—	2,026,735

Balances at December 31, 2000		4,293,971	2,606,655	555,890	1,131,426	2,606,655

February 28, 2001	$0.19	475,500	152,800	291,300	31,400	152,800
June 19, 2001	$0.22	20,000	—	—	20,000	—

Balances at December 31, 2001		4,789,471	2,759,455	847,190	1,182,826	2,759,455

Balances at December 31, 2002		4,789,471	2,759,455	847,190	1,182,826	2,759,455

June 1, 2003	$0.04	3,000	400	—	1,000	2,000

Balances at December 31, 2003		4,792,471	2,759,855	847,190	1,183,826	2,761,455

June 2, 2004	$0.29	600,000	—	—	—	600,000

June 2, 2004(1)	$0.29	6,750,000	1,171,876	—	—	6,750,000

November 12, 2004(1)	$0.74	988,000	247,000	—	—	988,000

December 7, 2004(1)	$0.84	2,000,000	500,000	—	—	2,000,000

Balances at December 31, 2004		15,130,471	4,678,731	847,190	1,183,826	13,099,455

(1)
Subject to shareholder approval.

        The exercise price for the options granted under the stock option plans has been the approximate market price of the Common Stock on the date granted. The terms of the options provide that no options may be exercised for one year after grant, and then for ratable exercise over the subsequent four-year period, with a total exercisable period of ten years.

        The exercise price for the options granted under the 1995 Stock Incentive Plan has been the approximate market price of the Common Stock on the date granted. The terms of the options are determined by the Board of Directors upon grant; however, no options may be exercised after a period of ten years. The weighted average fair value of options granted in 2004 and 2003 was $0.45 and $0.04, respectively.

9. FEDERAL INCOME TAXES

        The deferred federal income tax asset (liability) consists of the following:

	December 31,
	2004	2003
Property development costs—net of amortization	$7,860,000	$8,500,000
Accelerated depreciation	75,000	8,000
Restoration reserves	1,303,000	1,213,000
Net operating loss and percentage depletion carryforwards	—	—
Valuation allowance and other — net	(9,238,000)	(9,721,000)

Total deferred income tax asset (liability)	$0	$0

        Major items causing the Company's tax provision to differ from the federal statutory rate of 34% were:

	For the Twelve Months Ended December 31,
	2004 (Restated)		2003 (Restated)
	Amount	% of Pretax Income	Amount	% of Pretax Income
Pretax loss	$(15,864,756)	—	$(3,064,209)	—

Pretax loss times statutory tax rate	(5,394,000)	(34)%	(1,042,000)	(34)%
Increases in taxes resulting from:
Change in valuation allowance related to changes in temporary differences	5,394,000	34%	1,042,000	34%

Income tax benefit	$0	0%	$0	0%

        The Company's net operating loss carryforwards generated in 2004 and in prior years have generally been valued, net of valuation allowance, at Alternative Minimum Tax ("AMT") rates imposed by the Tax Reform Act of 1986. It is assumed that these deferred tax assets will be realized at such rates.

        At December 31, 2004, approximately $48,628,000 of percentage depletion (available for regular tax purposes) had not been utilized to shelter book income and is available to carry forward to future accounting periods. The Company received refunds of $0 and $138 from prior year's federal income payments in 2004 and 2003, respectively.

        The Company also has available for regular federal income tax purposes at December 31, 2004 estimated net operating loss ("NOL") carryforwards of approximately $47,593,000 which expire primarily in 2005 through 2025, if not previously utilized. Following the issuance of the Company's Common Stock in 2001, use of the Company's NOL will be severely limited on an annual and aggregate basis. For this reason, the NOL is not included as a deferred tax asset in the table above.

10. OTHER LONG-TERM LIABILITIES AND DEFERRED CREDITS

        Other long-term liabilities and deferred credits on the balance sheet consisted of:

	December 31,
	2004	2003
Reserve for future restoration and reclamation costs, net of current portion of $1,200,000 in 2004 and $83,000 in 2003 (Note 1)	$2,209,966	$3,397,656
Long-term accounts and interest payable	0	27,996
Royalties payable	500,000	500,000
Deferred compensation	841,878	755,291

	$3,551,844	$4,680,943

11. COMMITMENTS AND CONTINGENCIES

        The Company's mining operations are subject to federal and state regulations for the protection of the environment, including water quality. These laws are constantly changing and generally becoming more restrictive. The ongoing costs of complying with such regulations have not been significant to the Company's annual operating costs. Future mine closure and reclamation costs are provided for as each pound of uranium is produced on a unit-of-production basis. The Company reviews its reclamation obligations each year and determines the appropriate unit charge. The Company also evaluates the status of current environmental laws and their potential impact on their accrual for costs. The Company believes its operations are in compliance with current environmental regulations.

        The Company is from time to time involved in various legal proceedings of a character normally incident to its business. Management does not believe that adverse decisions in any pending or threatened proceedings will have a material adverse effect on the Company's financial condition or results of operations.

12. SUBSEQUENT EVENTS

        Long-term Uranium Sales Contracts

        The Company currently has two long-term contracts that call for deliveries of 617,650 pounds of uranium in 2005 and 600,000 pounds of uranium in each of the years 2006 through 2008. In February 2005, the Company renegotiated the pricing on one of the contracts. The Company expects to realize under these two contracts an average base price of $14.69 per pound for its 2005 deliveries and $13.13 per pound for its 2006 through 2008 deliveries, plus any escalations provided for in the contracts.

        Note Purchase Agreement

        On March 28, 2005 the Company borrowed $600,000 pursuant to a Note Purchase Agreement dated March 24, 2005. The lenders are five (5) stockholders of the Company, each of whom may be considered an affiliate. The Notes are unsecured, mature on March 24, 2006 and bear interest at the rate of 10% per annum. The proceeds will be used to commence the new development plan for Vasquez and for general and administrative expenses.

        On May 13, 2005, the Company issued 3,333,333 shares of Common Stock and received $0.45 per share, an aggregate of $1.5 million, in a private placement. The purchasers were two private investment partnerships managed by George R. Ireland, a director of the Company. The Company agreed to register the resale of the shares. The Company used the proceeds to continue with its development plan for its Vasquez property.

13. DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

        Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure about the fair value of financial instruments. The Company is unable to assess the fair value of its debt instrument at December 31, 2003 due to the Company's financial position and its inability to secure comparable financing.

14. RESTATEMENT OF FINANCIAL STATEMENTS

        The financial statements for the year ended December 31, 2004 and 2003 have been restated to give effect for fair value accounting of certain uranium sales contracts under FAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The Company determined that at December 31, 2003, its long-term uranium sales contracts met the definition of derivative financial instruments for financial statement and reporting purposes, and the financial statements have been restated as of such date, to record these contracts at fair value.

        The impact of such restatement to the financial statements at December 31, 2004 are:

	As Originally Presented	As Restated
Consolidated Balance Sheet
Liabilities and Shareholders Equity (Deficit)
Unrealized loss on derivatives, current portion	$—	$4,406,134
Total current liabilities	$2,036,522	$6,442,656
Unrealized loss on derivatives, net of current portion	$—	$11,439,976
Accumulated deficit	$(60,102,822)	$(75,948,932)
Total shareholders equity (deficit)	$553,414	$(15,292,696)
Consolidated Statement of Operations
Unrealized loss on derivatives	$—	$13,111,772
Total cost of uranium sales	$1,814,272	$14,926,044
Loss from operations before corporate expenses	$(804,989)	$(13,916,761)
Loss from operations	$(2,811,416)	$(15,923,188)
Loss before accounting change	$(2,752,984)	$(15,864,756)
Net loss	$(2,752,984)	$(15,864,756)
Loss before accounting change per common share:
Basic and Fully Diluted	$(0.02)	$(0.14)
Net loss per common share:
Basic and Fully Diluted	$(0.02)	$(0.14)
Consolidated Statement of Shareholders Equity (Deficit)
Accumulated Deficit
Net Loss	$(2,752,984)	$(15,864,756)
Accumulated deficit	$(60,102,822)	$(75,948,932)
Consolidated Statement of Cash Flows
Net loss	$(2,752,984)	$(15,864,756)
Unrealized loss on derivatives	$—	$13,111,772

        The impact of such restatement to the financial statements at December 31, 2003 are:

	As Originally Presented	As Restated
Consolidated Balance Sheet
Liabilities and Shareholders Equity (Deficit)
Unrealized loss on derivatives, net of current portion	$—	$2,734,338
Accumulated deficit	$(57,349,838)	$(60,084,176)
Total shareholders equity (deficit)	$(4,065,792)	$(6,800,130)
Consolidated Statement of Operations
Unrealized loss on derivatives	$—	$2,734,338
Total cost of uranium sales	$1,137,551	$3,871,889
Loss from operations before corporate expenses	$(1,137,551)	$(3,871,889)
Loss from operations	$(2,021,255)	$(4,755,593)
Loss before accounting change	$(1,776,941)	$(4,511,279)
Net loss	$(329,871)	$(3,064,209)
Loss before accounting change per common share:
Basic and Fully Diluted	$(0.02)	$(0.06)
Net loss per common share:
Basic and Fully Diluted	$(0.00)	$(0.04)
Consolidated Statement of Shareholders Equity (Deficit)
Accumulated Deficit
Net loss	$(329,871)	$(3,064,209)
Accumulated deficit	$(57,349,838)	$(60,084,176)
Consolidated Statement of Cash Flows
Net loss	$(329,871)	$(3,064,209)
Unrealized loss on derivatives	$—	$2,734,338

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers.

        Under Delaware law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to an action (other than an action by or in the right of the corporation) by reason of his service as a director or officer of the corporation, or his service, at the corporation's request, as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees) that are actually and reasonably incurred by him ("Expenses"), and judgments, fines and amounts paid in settlement that are actually and reasonably incurred by him, in connection with the defense or settlement of such action, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. Although Delaware law permits a corporation to indemnify any person referred to above against Expenses in connection with the defense or settlement of an action by or in the right of the corporation, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, if such person has been judged liable to the corporation, indemnification is only permitted to the extent that the Court of Chancery (or the court in which the action was brought) determines that, despite the adjudication of liability, such person is entitled to indemnity for such Expenses as the court deems proper. The General Corporation Law of the State of Delaware also provides for mandatory indemnification of any director, officer, employee or agent against Expenses to the extent such person has been successful in any proceeding covered by the statute. In addition, the General Corporation Law of the State of Delaware provides the general authorization of advancement of a director's or officer's litigation expenses in lieu of requiring the authorization of such advancement by the board of directors in specific cases, and that indemnification and advancement of expenses provided by the statute shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement or otherwise.

        The Bylaws of the Company provide for the broad indemnification by the directors and officers of the Company and for advancement of litigation expenses to the fullest extent permitted by current Delaware law. The Company also has entered into indemnification contracts with its directors and officers.

        The Company maintains a policy of directors and officers liability insurance which reimburses the Company for expenses which it may incur in connection with the foregoing indemnity provisions and which may provide direct indemnification to directors and officers where the Company is unable to do so.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of Registrant pursuant to the above, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 25. Other Expenses of Issuance and Distribution.

Securities and Exchange Commission registration fee
Legal fees and expense	*	$25,000
Accounting fees and expenses	*	$3,500
Other	*	$3,000

Total	*	$31,500

*
Estimated. None of such expenses will be paid by Selling Stockholders.

Item 26. Recent Sales of Unregistered Securities.

        In April 2003, we sold 4,375,000 shares of common stock at $0.04 per share (an aggregate of $175,000) in a transaction not involving a public offering under Section 4(2) of the Securities Act of 1933, as amended, and Regulation D thereunder, to a limited number of accredited investors.

        In October 2003 we sold 8,120,000 shares of common stock at $0.05 per share (an aggregate of $406,000) in a transaction not involving a public offering under Section 4(2) of the Securities Act of 1933, as amended, and Regulation D thereunder, to a limited number of accredited investors.

        In January and February 2004 we sold 3,500,000 and 3,250,000 shares of common stock respectively at $0.10 per share (an aggregate of $675,000) in a transaction not involving a public offering under Section 4(2) of the Securities Act of 1933, as amended, and Regulation D thereunder, to a limited number of accredited investors.

        In May 2004 we sold 39,317,005 shares of common stock at $0.15 per share (an aggregate of $5,897,550) in a transaction not involving a public offering under Section 4(2) of the Securities Act of 1933, as amended, and Regulation D thereunder, to a limited number of accredited investors.

        In October and December 2004, we sold 5,625,000 shares of common stock at $0.12 per share (an aggregate of $675,000) upon the exercise of certain warrants issued in 2000 in transactions not involving a public offering under Section 4(2) of the Securities Act of 1933, as amended, and Regulation D thereunder, to a limited number of accredited investors.

        On May 13, 2005, we sold 3,333,333 shares of common stock at $0.45 per share (an aggregate of $1.5 million) in a transaction not involving a public offering under Section 4(2) of the Securities Act of 1933, as amended, and Regulation D thereunder, to certain accredited investors of which George R. Ireland, a director of the Company, is an affiliate.

        On August 12, 2005, we sold 24 million shares of common stock at $0.50 per share (an aggregate of $12 million) in a transaction not involving a public offering under Section 4(2) of the Securities Act of 1933, as amended, and Regulation D thereunder, to certain accreditied investors. The Company paid a fee of $336,000 in cash and 448,000 shares of Common stock to a placement agent in connection with the offering. Two private investment partnerships managed by George R. Ireland, a director of the Company, purchased 1,600,000 shares in the offering.

Item 27. Exhibits.

        See page E-1 for a list of Exhibits filed with this Registration Statement.

Item 28. Undertakings.

        The undersigned registrant hereby undertakes:

        (1)   to file, during any period in which offers or sales of the registered securities are being made, a post-effective amendment to this Registration Statement:

          (i)    to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

          (ii)   to reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§ 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii)  to include any additional or changed material information on the plan of distribution.

        (2)   that, for determining liability under the Securities Act, each such post-effective amendment shall be treated as a new registration statement of the securities offered, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

        (3)   to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the provisions described in Item 24 above, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this Pre-Effective Amendment No. 1 to Registration No. 333-127745 on form SB-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, as of this 19th day of September, 2005.

URANIUM RESOURCES, INC.
By:	/s/ PAUL K. WILLMOTT* Paul K. Willmott President

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Pre-Effective Amendment No. 1 to Registration No. 333-127745, has been signed by the following persons in the capacities and as of the dates indicated.

Signature	Title	Date

/s/ PAUL K. WILLMOTT Paul K. Willmott	Chairman, Chief Executive Officer, President and Director (Principal Executive Officer)	September 19, 2005
/s/ THOMAS H. EHRLICH Thomas H. Ehrlich	Chief Financial Officer (Principal Financial and Accounting Officer)	September 19, 2005
/s/ LELAND O. ERDAHL Leland O. Erdahl*	Director	September 19, 2005
/s/ GEORGE R. IRELAND George R. Ireland	Director	September 19, 2005

S-1

EXHIBIT INDEX

Exhibit Number	Description
3.1*	Restated Certificate of Incorporation of the Company dated February 15, 2004 (filed with the Company's Registration Statement on Form SB-2 dated July 26, 2004, SEC File Number 333-117653).
3.2*	Restated Bylaws of the Company (filed with the Company's Form 8-K on April 14, 2005).
5.1*	Opinion of Baker & Hostetler LLP, counsel to the Company (filed with the Company's Form SB-2 Registration No. 333-127745 on August 22, 2005).
10.1*	Amended and Restated Directors Stock Option Plan (filed with the Company's Form S-8 Registration No. 333- 00349 on January 22, 1996).
10.2*	Amended and Restated Employee's Stock Option Plan (filed with the Company's Form S-8 Registration No. 333-00403 on January 24, 1996).
10.3*	Amended and Restated 1995 Stock Incentive Plan (filed with the Company's Form SB-2 Registration No. 333- 117653 on July 26, 2004).
10.4*	Non-Qualified Stock Option Agreement dated June 19, 2001 between the Company and Leland O. Erdahl (filed with the Company's 10-QSB dated August 13, 2001, SEC File Number 000-17171).
10.5*	Non-Qualified Stock Option Agreement dated June 19, 2001 between the Company and George R. Ireland (filed with the Company's 10-QSB dated August 13, 2001, SEC File Number 000-17171).
10.7*
Summary of Supplemental Health Care Plan (filed with Amendment No. 1 to the Company's Form S-1 Registration Statement (File No. 33-32754) as filed with the Securities and Exchange Commission on February 20, 1990).
10.12*	Compensation Agreement dated June 2, 1997 between the Company and Paul K. Willmott (filed with the Company's Annual Report on Form 10-K dated June 300, 1998, SEC File Number 000-17171).
10.13*	Compensation Agreement dated June 2, 1997 between the Company and Richard A. Van Horn (filed with the Company's Annual Report on Form 10-K dated June 30, 1998, SEC File Number 000-17171).
10.14*	Compensation Agreement dated June 2, 1997 between the Company and Thomas H. Ehrlich (filed with the Company's Annual Report on Form 10-K dated June 30, 1998, SEC File Number 000-17171).
10.15*	Compensation Agreement dated June 2, 1997 between the Company and Mark S. Pelizza (filed with the Company's Annual Report on Form 10-K dated June 30, 1998, SEC File Number 000-17171).
10.16*	Uranium Resources, Inc. 1999 Deferred Compensation Plan (filed with the Company's Annual Report on Form 10-K dated June 30, 1999, SEC File Number 000-17171).
10.17*	2000-2001 Deferred Compensation Plan (filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2004, SEC File Number 000-17171).
10.22*	Uranium Resources, Inc. Deferred Compensation Plan for 2002 (filed with the Company's Quarterly Report on Form 10-QSB dated November 13, 2003, SEC File Number 000-17171).

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10.23*	Uranium Resources, Inc. Deferred Compensation Plan for 2003 (filed with the Company's Quarterly Report on Form 10 QSB dated November 13, 2003, SEC File Number 000-171171).
10.26*	2004 Directors Stock Option Plan dated June 2, 2004 (filed with the Company's Registration Statement on Form SB-2 dated July 26, 2004, SEC File Number 333-117653).
10.27*
Contract with UG U.S.A., Inc. for the Purchase of Natural Uranium Concentrates (U3O8) dated August 12, 2003 (filed wih the Company's Pre-Effective Amendment No. 2 to Form SB-2 dated September 20, 2005, SEC File Number 333-125106).(1)
10.27.1*
Amendment No. 1 with UG U.S.A., Inc. dated August 30, 2004 to Exhibit 10.27 (filed wih the Company's Pre-Effective Amendment No. 2 to Form SB-2 dated September 20, 2005, SEC File Number 333-125106).(1)
10.27.2*	Amendment No. 2 with UG U.S.A., Inc. dated April 29, 2005 to Exhibit 10.27 (filed wih the Company's Pre-Effective Amendment No. 2 to Form SB-2 dated September 20, 2005, SEC File Number 333-125106).(1)
10.28*
Amended and Restated Uranium Supply Contract with Itochu Corporation dated June 7, 2005 (filed wih the Company's Pre-Effective Amendment No. 2 to Form SB-2 dated September 20, 2005, SEC File Number 333-125106).(1)
10.31*
Note Purchase Agreement dated March 24, 2005 and promissory notes issued thereunder (filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2004, SEC File Number 000-17171).
10.32*	Uranium Supply Contract with UG U.S.A., Inc. dated April 29, 2005 (filed wih the Company's Pre-Effective Amendment No. 2 to Form SB-2 dated September 20, 2005, SEC File Number 333-125106).(1)
10.33*	Uranium Supply Contract with Itochu Corporation dated June 15, 2005 (filed wih the Company's Pre-Effective Amendment No. 2 to Form SB-2 dated September 20, 2005, SEC File Number 333-125106).(1)
10.34*	Stock Purchase Agreement by and between Uranium Resources, Inc. and accredited investors (filed with the Company's Current Report on Form 8-K dated August 12, 2005, SEC File Number 000-17171).
14*	Uranium Resources, Inc. Code of Ethics for Senior Executives. filed with the Company's Annual Report on Form 10-KSB dated March 30, 2004, SEC File Number 000-17171).
23.1	Consent of Hein & Associates.
23.2	Consent of Richard A. Douglas.

*
Not filed herewith. Incorporated by reference pursuant to Rule 12b-32 under the Securities Exchange Act of 1934.

(1)
Certain provisions have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

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